UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to _________

Commission file number: 000-56623

STIRLING HOTELS & RESORTS, INC.

(Exact name of registrant as specified in its charter)

Maryland	93-3514045
(State or other jurisdiction of incorporation or organization)	*(IRS employer identification number)*
14185 Dallas Parkway Suite 1200 Dallas Texas	75254
(Address of principal executive offices)	*(Zip code)*

(972) 490-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	**N/A**	**N/A**

Securities registered pursuant to Section 12(g) of the Act:

Class S Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "small reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☑ No

The aggregate market value of the common stock held by non-affiliates of the registrant: There is currently no established public market for the Registrant's shares of common stock.

As of March 25, 2025, the registrant had the following shares outstanding: 20 shares of Class D common stock, 0 shares of Class E common stock, 6,962 shares of Class I common stock, 20 shares of Class S common stock and 20 shares of Class T common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement pertaining to the 2025 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Form 10-K.

STIRLING HOTELS & RESORTS, INC.
YEAR ENDED DECEMBER 31, 2024
INDEX TO FORM 10-K

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K of Stirling Hotels & Resorts, Inc. (the "Company," "we," "our," "us") constitute forward-looking statements because they relate to future events or our future performance or financial condition. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "should," "expect," "could," "intend," "anticipate," "plan," "estimate," "believe," "potential," "continue," or other similar words. Specifically, we consider, among others, statements concerning future operating results and cash flows, our ability to meet future obligations, and the amount and timing of any future distributions to stockholders to be forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission ("SEC"). We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this Annual Report on Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- The factors discussed in this Annual Report on Form 10-K under the sections entitled "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Properties," as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

- We are a newly formed entity with a limited operating history, and there is no assurance that we will achieve our investment objectives.

- We have made a limited number of investments to date, and you will not have the opportunity to evaluate our investments before we make them.

- We invest primarily in stabilized, income-producing hotels and resorts across all chain scales located primarily in the U.S. A sector focused investment portfolio is inherently riskier than a portfolio with more diversified investments. As a result, our results of operations may be adversely affected by a downturn in the hospitality sector or adverse economic developments in the geographic regions in which we invest.

- Since there is no public trading market for shares of our common stock, repurchase of shares by us will likely be the only way to dispose of stockholders' shares. Our share repurchase plan provides stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase plan if in its reasonable judgment it deems a suspension to be in our best interest, such as when a repurchase request would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole that would outweigh the benefit of the repurchase offer. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

- We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

- The purchase and repurchase price for shares of our common stock will generally be based on our prior month's net asset value ("NAV") and will not be based on any public trading market. Although there will be independent valuations of our properties from time to time, the valuation of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

- We have no employees and are dependent on Stirling REIT Advisors, LLC (the "Advisor") to conduct our operations. Our Advisor will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us, Ashford Hospitality Trust, Inc., a publicly traded REIT on the NYSE (NYSE: AHT) ("Ashford Trust"), Braemar Hotels & Resorts Inc., a publicly traded REIT on the NYSE (NYSE: BHR) ("Braemar"), Texas Strategic Growth Fund, L.P. and any additional future programs that invest in real estate focused in the hospitality sector (collectively, "Other Ashford Accounts"), the allocation of time of its investment professionals and the level of fees that we will pay to our Advisor.

- If we are not able to raise a substantial amount of capital in the near term, our ability to achieve our investment objectives could be adversely affected.

- In order to qualify as a real estate investment trust ("REIT"), we cannot directly operate our hotel properties, and our returns will depend on the management of our hotel properties by our property managers, one of whom is also an affiliate of Ashford Inc., our sponsor and the owner of the Advisor (together with its affiliates, "Ashford").

- Our property management agreements will require our taxable REIT subsidiaries ("TRSs") to bear the operating risks of our hotel properties. Any increases in operating expenses or decreases in revenues may have a significant adverse impact on our earnings and cash flow.

- On acquiring shares, stockholders will experience immediate dilution in the net tangible book value of their investment.

- Principal and interest payments on any borrowings will reduce the amount of funds available for distribution or investment in additional real estate assets.

- There are limits on the ownership and transferability of our shares.

- If we fail to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

- The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Annual Report on Form 10-K. The matters summarized herein could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report on Form 10-K. Furthermore, we do not intend to update any of our forward-looking statements after the date of this Annual Report on Form 10-K to conform these statements to actual results and performance, except as may be required by applicable law.

PART I

Item 1. *Business*

The Company

Stirling Hotels & Resorts, Inc. ("Stirling Inc.") is a Maryland corporation formed on September 1, 2023, primarily to acquire and own a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales primarily located in the United States and operated under widely recognized brands licensed from hotel franchisors such as Marriott, Hilton, Hyatt, and Intercontinental Hotel Group. To a lesser extent, we may also invest in real estate debt secured by hotels and resorts and develop hotels and resorts. Where applicable in this Annual Report on Form 10-K, Stirling Hotels & Resorts, Inc. is referred to as the "REIT" and, together with its consolidated subsidiaries as the "Company," "we" or "us". We are externally managed by our Advisor, a Delaware limited liability company. Our Advisor is an affiliate of Ashford.

On December 6, 2023, Stirling REIT OP, LP ("Stirling OP" or "Operating Partnership") acquired four hotel assets (the "Initial Portfolio") from Ashford Hospitality Limited Partnership ("Ashford Hospitality OP") and Ashford TRS Corporation ("Ashford Hospitality TRS," and together with Ashford Hospitality OP, the "Anchor Investor"), each a subsidiary of Ashford Hospitality Trust, Inc., in exchange for 1,400,943 Class I units of the Operating Partnership at a price per unit equal to $25.00 pursuant to the terms of the contribution agreement (the "Contribution Agreement"), by and among the Operating Partnership and the Anchor Investor. The gross contribution value was $56.2 million which represented the appraised value of the Initial Portfolio as provided by LW Hospitality Advisors ("LWHA"), an independent third-party appraiser engaged to value the Initial Portfolio with additional input and oversight by Altus Group U.S. Inc. ("Altus") and the Advisor. Additionally, Stirling OP assumed a mortgage loan with a carrying value of $30.2 million. The acquisition also included $9.0 million of net working capital and reserves and was subject to customary post-closing adjustments resulting in a net contribution value of the Initial Portfolio of $35.0 million. Subsequent to December 31, 2023, estimated working capital and reserves were finalized resulting in the Anchor Investor returning 4,423 Class I units totaling approximately $111,000 to Stirling OP. The final net contribution value of the Initial Portfolio was $34.9 million.

The Company determined the acquisition of the Initial Portfolio resulted in Ashford Trust becoming the primary beneficiary of Stirling OP in contemplation of: 1) the related party group comprised of (i) Ashford Trust and (ii) the initial stockholder who has control over election or removal of the board of directors of Stirling Inc. that have power to direct the most significant activities of Stirling OP; and 2) the consideration that substantially all the economics are held by Ashford Trust through its equity interest, and substantially all of the activities are performed on Ashford Trust's behalf. As a result, Ashford Trust began consolidating Stirling OP on December 6, 2023. As of December 31, 2024 Stirling OP is consolidated by Ashford Trust.

In December 2023, we commenced a private offering of shares of our common stock pursuant to the exemption from registration provided by Section 4(a) (2) of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering is being made. We have engaged Ashford Securities, LLC, as the dealer manager for the private offering (the "Dealer Manager").

On February 13, 2024 our Registration of Securities on Form 10 (File No. 000-56623) became effective with the Securities and Exchange Commission ("SEC") for our Class S common stock pursuant to Section 12(g) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act").

We intend to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2025. Our principal executive offices are located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254, and the telephone number of our principal executive offices is (972) 490-9600.

Our investment objectives are to invest in a diversified portfolio of hospitality assets that will enable us to:

- provide attractive current income in the form of regular, stable cash distributions;
- preserve and protect invested capital;
- realize appreciation in NAV from proactive investment management and asset management; and
- provide an investment alternative for investors seeking to allocate a portion of their long-term investment portfolios to hotel and resort commercial real estate with lower volatility than listed public real estate companies.

We cannot assure you that we will achieve our investment objectives. In particular, we note that the NAV of non-traded REITs may be subject to volatility related to the values of their underlying assets.

Ownership Structure

We plan to own all or substantially all of our assets through Stirling OP. We are the sole member of the sole general partner of the Stirling OP. As of March 25, 2025, we do not own a significant economic interest in Stirling OP or the underlying hotel properties. As we raise proceeds in the private offering, we will contribute additional capital to Stirling OP in exchange for additional economic interests in Stirling OP. Because we will hold all of our assets through Stirling OP, to the extent we issue additional units of Stirling OP, our stockholders' percentage ownership interest in our assets will be diluted. Stirling REIT Special Limited Partner LLC (the "Special Limited Partner"), a Delaware limited partnership and an affiliate of Ashford, owns a special limited partner interest in the Operating Partnership.

We operate under the direction of our board of directors. We have three directors, two of whom are independent of us, our Advisor, Ashford and its affiliates. Our independent directors are responsible for reviewing the performance of our Advisor and approving the compensation paid to our Advisor and its affiliates. Our directors are elected annually by our stockholders.

Employees

We are externally managed and currently have no employees. Our executive officers serve as officers of our Advisor and are employees of our Advisor or one or more of its affiliates.

Emerging Growth Company

We are and will remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the date of an initial public offering pursuant to an effective registration statement under the Securities Act, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the date of our most recently completed second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an "emerging growth company", we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

Industry Segments

Our current business consists of acquiring, managing, investing in and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment. A discussion of our operating segment is incorporated by reference from note 8 to our consolidated financial statements set forth in Part II, Item 8. Financial Statements and Supplementary Data.

Initial Portfolio

Stirling OP's portfolio consists of four consolidated hotel properties that were acquired from Ashford Trust and its affiliates on December 6, 2023. Currently all of the hotel properties are located in the United States. Three of the four hotels operate under brands affiliated with Marriott International, Inc. ("Marriott") and the remaining hotel operates under a brand affiliated with Hilton Worldwide, Inc. ("Hilton").

Hampton Inn Buford Mall of Georgia, Buford, Georgia

The hotel is located less than one mile from the I-85/I-985 split and a short walk from shopping and dining at the Southeast's biggest mall, Mall of Georgia. Cardinal Health, Global Industrial, and Displayit are within five miles. It is also seven miles from Georgia Gwinnett College and ten miles from the Gas South District.

Additional property highlights include approximately 350 square feet of meeting space, a fitness center, outdoor pool, and business center.

Competition. Competitor hotels include the Home2 Suites by Hilton Buford Mall of Georgia, Courtyard by Marriott Atlanta Mall of Georgia, Fairfield Inn & Suites by Marriott Atlanta Buford/Mall of Georgia and SpringHill Suites Buford Mall of Georgia.

Operating History. The following table shows certain historical information regarding Hampton Inn Buford Mall of Georgia hotel since 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Rooms	92	92	92
Occupancy	79.3 %	84.1 %	80.4 %
ADR	$144.44	$152.46	$139.15
RevPAR	$114.48	$128.29	$111.92

SpringHill Suites Buford Mall of Georgia, Buford, Georgia

The hotel is a newly renovated all-suite hotel across the street from the Southeast's biggest mall, the Mall of Georgia. It is located in the heart of the I-85 corridor business district, within a mile of Coolray Field and a short drive to the Gas South District, Suwanee Sports Academy, Lake Lanier, Chateau Elan Winery, Georgia Gwinnett College, and Gwinnett Technical College.

Additional property highlights include approximately 340 square feet of meeting space, a fitness center, outdoor pool, and business center.

Competition. Competitor hotels include the Home2 Suites by Hilton Buford Mall of Georgia, Courtyard by Marriott Atlanta Mall of Georgia, Fairfield Inn & Suites by Marriott Atlanta Buford/Mall of Georgia and our own Hampton Inn Buford Mall of Georgia.

Operating History. The following table shows certain historical information regarding SpringHill Suites Buford Mall of Georgia hotel since 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Rooms	97	97	97
Occupancy	76.3 %	73.0 %	71.6 %
ADR	$137.23	$139.07	$123.38
RevPAR	$104.77	$101.56	$ 88.28

Residence Inn Hartford, Manchester, Connecticut

The hotel is situated amongst an abundance of shopping, dining and entertainment options, including the Shoppes at Buckland Hills and The Promenade Shoppes at Evergreen Walk. It is also near The Hartford, Aetna, Pratt & Whitney, and Raytheon in East Hartford, and downtown Hartford is ten miles southwest.

Additional property highlights include apartment-style suites with full kitchens, a fitness center, outdoor pool, and business center.

Competition. Competitor hotels include the Hampton Inn & Suites Hartford-Manchester, Courtyard by Marriott Hartford Manchester, Fairfield Inn & Suites by Marriott Hartford Manchester and Homewood Suites by Hilton Hartford Manchester.

Operating History. The following table shows certain historical information regarding Residence Inn Hartford hotel since 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Rooms	96	96	96
Occupancy	73.8 %	78.5 %	83.9 %
ADR	$155.88	$160.88	$145.74
RevPAR	$115.03	$126.34	$122.30

Residence Inn Jacksonville, Florida

The hotel is located along Butler Boulevard in the Southside of Jacksonville, Florida near St. Johns Town Center, Deerwood Park, the Mayo Clinic and beaches ten miles east.

Additional property highlights include apartment-style suites with full kitchens, a fitness center, SportCourt equipped for basketball, outdoor pool and whirlpool, and business center.

Competition. Competitor hotels include the Home2 Suites by Hilton Jacksonville South St. Johns Town Center, Tru by Hilton Jacksonville St. Johns Town Center, Sheraton Jacksonville Hotel and Holiday Inn Express & Suites Jacksonville Town Center.

Operating History. The following table shows certain historical information regarding Residence Inn Jacksonville hotel since 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Rooms	120	120	120
Occupancy	74.6 %	68.1 %	78.3 %
ADR	$137.09	$132.09	$131.61
RevPAR	$102.29	$ 89.89	$103.09

For additional information regarding our investment portfolio, see Item 2, "*Properties.*"

Ashford

Ashford is the ultimate parent of our Advisor. Ashford is an alternative asset management company with a portfolio of strategic operating businesses that provides products and services primarily to clients in the real estate and hospitality industries. Ashford is led by a seasoned team of senior executives, each of whom has extensive experience in real estate investment and operations and who collectively have over 100 years of real estate investment and operations experience. During the past 40 years, Ashford has invested in and managed properties through multiple economic cycles and developed deep industry relationships. Ashford became a public company in November 2014. Ashford Inc. has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 and, on July 29, 2024, effected a reverse and forward stock split as part of a plan to deregister Ashford Inc.'s common stock under the Exchange Act and delist its common stock from the NYSE American LLC (the "NYSE American"). The last day of trading of Ashford Inc. common stock on the NYSE American was July 26, 2024.

Pursuant to the advisory agreement between us and our Advisor (the "Advisory Agreement"), our Advisor is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. We expect that Ashford will also provide other products and services to us or our hotel properties through certain entities in which Ashford has an ownership interest. These products and services include, but are not limited to, hotel and restaurant management services; project management, architecture, construction, development, interior design and loss prevention services; debt placement and related services; audio visual, event production, venue, creative and digital services; real estate advisory and brokerage services; insurance services; air purification and hypoallergenic products and services; broker-dealer and distribution services; resort, ecotourism and destination services; and digital keyless entry technology products and services and cash management services.

ACCESS TO REPORTS AND OTHER INFORMATION

A description of any substantive amendment or waiver of our Code of Business Conduct and Ethics will be disclosed on Form 8-K filed with the SEC at www.sec.gov. We do not have a website. Our Registration Statement on Form 10, Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished with the SEC will be available free of charge at www.sec.gov or by requesting copies from the Company. Requests for copies from the Company should be sent in writing to 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

Item 1A. *Risk Factors*

The Registrant has omitted a discussion of risk factors because as a smaller reporting company, it is not required to provide such information.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 1C. *Cybersecurity*

Risk Management and Strategy. The Company relies on Ashford Inc. and the Company's managers to protect the electronic assets of the Company. Their programs consist of various processes designed to ensure that the Company and its electronic assets are shielded from cyber events that may compromise the Company's ability to successfully execute its business on a day-to-day basis. These processes cover areas such as, but not limited to, risk management, access control, anti-virus management, electronic communication, risk/security reporting, incident response planning and business continuity planning. The information technology department of Remington Lodging & Hospitality, LLC ("Remington Hospitality") ("IT Department"), which includes a cybersecurity department ("IT Security Department"), is responsible for implementing processes and coordinating with the Human Resources Department to align training and onboarding efforts of Ashford Inc. and Remington Hospitality employees handling the Company's electronic assets.

Remington Hospitality's IT Security Department carries out risk management primarily by outsourcing risks to those companies and agencies that specialize in handling such risks and that have the appropriate resources to do so. Additionally, Remington Hospitality's IT Department assesses and improves the Company's cybersecurity risk management processes on an annual basis by: (i) engaging consultants to complete a benchmarking evaluation to compare its cybersecurity posture against peers; and (ii) engaging a cybersecurity risk readiness and response company to conduct vulnerability and penetration testing, which produces a report that specifies any possible risk area and devices. Such report is presented to the IT Department for analysis and for the purpose of developing subsequent action plans to remediate any vulnerabilities. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial conditions, except as otherwise noted.

Governance. Management, provided by Ashford Inc. is ultimately responsible for assessing and managing the Company's cybersecurity risk. The information security program is overseen by the Chief Financial Officer of Ashford Inc. and the Chief Technology Officer for Remington Hospitality. A Cyber Incident Response Team comprised of Ashford Inc. and Remington Hospitality employees meets bi-weekly to review incidents that have occurred and/or impacted the Company's electronic assets. The Chief Technology Officer of Remington Hospitality reviews weekly reports that contain an overview of the activity in the department, any United States Computer Emergency Readiness Team alerts processed and all findings from the preventative maintenance tools. The Chief Technology Officer provides such report to the Chief Financial Officer on a quarterly basis. The Audit Committee of the board of directors is then briefed each quarter on the occurrence of any cybersecurity incidents. The board of directors will also be provided an overview of the information security program on an annual basis, including updates on Remington Hospitality's IT team, IT training, implementation, IT controls, cybersecurity testing, the incident response process and the cybersecurity assets of the Company.

Item 2. *Properties*

OFFICES. We lease our headquarters located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

HOTEL PROPERTIES. Other than our investment in Stirling OP, we had neither engaged in any operations nor generated any revenues through December 31, 2024. Our entire activity from inception through December 31, 2024 primarily consisted of investment in Stirling OP and allocation of income (loss) from Stirling OP. When we receive proceeds from the sale of shares of our common stock in our continuous private offering (described in more detail in Part II, Item 5 of this Annual

Report on Form 10-K), we will contribute such proceeds to Stirling OP and receive common units in Stirling OP that correspond to the classes of our shares of common stock sold. We account for the common units acquired in Stirling OP as an equity method investment during any period our investment in Stirling OP is not considered significant to Stirling OP and will consolidate Stirling OP at such time our investment in Stirling OP is considered significant to Stirling OP (based on generally accepted accounting principles), and thereafter present the results of operations on a consolidated basis. We expect to invest our capital and all our offering proceeds in Stirling OP and hold no other assets other than Stirling OP common units. We therefore expect to eventually consolidate Stirling OP, and we have included the audited consolidated and combined consolidated financial statements of Stirling OP in Part IV, Item 15 of this Annual Report on Form 10-K, as we believe a discussion of the performance and results of operations of Stirling OP would be meaningful to investors as our cash flows and operating results are driven by Stirling OP, and subsequent invested capital will be significant to the Company.

As of December 31, 2024, Stirling OP's portfolio consisted of four consolidated hotel properties that were included in its consolidated operations. Currently, all of its hotel properties are located in the United States. The following table presents certain information related to its hotel properties:

Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms	Year Ended December 31, 2024		
						Occupancy	ADR	RevPAR
Fee Simple Properties								
Hampton Inn	Buford, GA	Select-service	92	100	92	79.3 %	$144.44	$ 114.48
SpringHill Suites by Marriott	Buford, GA	Select-service	97	100	97	76.3 %	$137.23	$ 104.77
Marriott Residence Inn	Manchester, CT	Select-service	96	100	96	73.8 %	$155.88	$ 115.03
Marriott Residence Inn	Jacksonville, FL	Select-service	120	100	120	74.6 %	$137.09	$ 102.29
Total			405		405	75.9 %	$143.20	$ 108.67

Item 3. *Legal Proceedings*

From time to time we may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2024, we were not involved in any material legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

**PART II**

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

There is no established public trading market for our shares of common stock, and we do not expect a public trading market to develop. The Company has not agreed to register under the Securities Act for sale by stockholders any securities of the Company.

Net Asset Value Calculation and Valuation Guidelines

We will calculate NAV per share for each class of shares monthly. Our NAV for each class of our shares of common stock will be based on the net asset values of our investments, the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including class-specific accruals as described below.

General

Our board of directors, including each of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by our Advisor and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm's-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our board of directors will review our valuation guidelines and methodologies with our Advisor and our independent valuation advisor at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or if it otherwise believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. Although we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. For purposes of calculating our NAV, neither the organization and offering expenses, nor the general and administrative expenses advanced or paid by our Advisor through December 31, 2025 will be recognized as expenses or as a component of equity and reflected in our NAV until we pay our Advisor for these costs. In the future, our Advisor may defer payment of fees or reimbursement of additional expenses and any such amounts would not be recognized as expenses or as a component of equity and reflected in our NAV until we pay our Advisor for these costs.

Our Independent Valuation Advisor

With the approval of our board of directors, including each of our independent directors, we have engaged Altus Group U.S. Inc. to serve as our independent valuation advisor with respect to our real properties, our real estate debt investments, and our debt liabilities. With respect to our real properties, each month our independent valuation advisor will review and provide an opinion as to the reasonableness of the annual third-party appraisals prepared for $1/12^{th}$ of our properties and, prepare updated appraisals for the remaining $11/12^{th}$ of our properties. Altus will also value our debt-related investments and property-level debt that encumbers our real property and our entity-level debt each month and provide valuation reports to the Advisor. The Advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future. The Advisor will then value our investments and liabilities monthly, based on the information provided by our independent valuation advisor, current material market data and other information deemed relevant. Our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Advisor is ultimately responsible for the determination of our NAV.

Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors.

Our independent valuation advisor will discharge its responsibilities with respect to real property asset and debt appraisals in accordance with our valuation guidelines and with the oversight of our board of directors. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. While the independent valuation advisor is responsible for providing appraisals of our real property assets and debt and reviews of appraisals of our real property assets performed by third-party appraisal firms, the independent valuation advisor is not responsible for, nor does it prepare our monthly NAV.

Our NAV per share for each class of shares will be calculated by SS&C Technologies, Inc. ("SS&C"), and such calculation will be reviewed and confirmed by our Advisor. Each month our Advisor will receive (i) appraisal reports from third-party appraisal firms for approximately $1/12^{th}$ of our properties that have been reviewed by our independent valuation advisor, (ii) updated appraisals prepared by our independent valuation advisor based on the annual third-party appraisals prepared by other third-party appraisal firms for the rest of our properties, and (iii) debt valuation reports prepared by our independent valuation advisor. Based in part on these appraisals and valuation reports, our Advisor will render a final valuation for our real properties and debt investments and debt liabilities in order for SS&C to calculate our NAV. The appraisals performed by independent third-party appraisal firms and reviewed by our independent valuation advisor will be one of several components considered by the Advisor in determining the value of our properties that will be used when SS&C calculates our NAV per share for each class of shares.

We have agreed to pay fees to our independent valuation advisor based on the number of properties appraised and not based on the estimated values of such properties. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of this engagement. The compensation we pay to our independent valuation advisor will not be based on the estimated values of our properties.

Our independent valuation advisor and certain of the independent third-party appraisers may have provided, or may provide, real estate appraisal, appraisal management and real estate valuation advisory services to Ashford and its affiliates and, if so, have received or are expected to receive, fees in connection with such services. Our independent valuation advisor and certain of the independent third-party appraisers and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for Ashford and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisor or the applicable appraiser as certified in the applicable appraisal report.

Valuation of Investments

Consolidated Properties

Our independent valuation advisor will administer the real property valuation process for us and will assist us in our engagement of and manage the process associated with third-party appraisal firms with respect to the valuation of our real property investments.

Investments in newly acquired properties will initially be valued at cost. Each property will then be valued by an independent third-party appraisal firm within the first twelve months of acquisition and no less than annually thereafter. Annual appraisals may be delayed for a short period in exceptional circumstances. Properties purchased or treated as a portfolio may be valued as a single asset. Each third-party appraisal is reviewed by our independent valuation advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written appraisal report. Each third-party appraisal report and review of these third-party appraisal reports by our independent valuation advisor are performed in accordance with the Uniform Standards of Professional Appraisal Practice. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute) or similar designation. We believe our policy of obtaining appraisals by independent third parties will meaningfully enhance the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in our Advisor's valuation of the applicable property until our independent valuation advisor has reviewed and confirmed the reasonableness of such appraisal.

According to our valuation guidelines, approximately 1/12th of our properties will be appraised by third-party appraisers each month. Each asset will be appraised by a third-party appraiser other than our independent valuation advisor once per year. For any month in which an independent third-party appraisal is not obtained, our independent valuation advisor will provide our Advisor with an updated valuation of such property. Each month, the Advisor will also value each property and, taking into account the most recent appraisal of such property and the updated valuation by our independent valuation advisor of such property, if any, among other factors, determines the appropriate valuation of such property in determining the Company's NAV.

When an annual third-party appraisal is received, the Advisor's valuations will be within the range provided in the third-party appraisal.

Updates to valuations thereafter may be outside the range provided in the most recent third-party appraisal or differ from the updated value received from our independent valuation advisor. Although updated valuations of each of our real properties not subject to a third-party appraisal will be provided monthly by our independent valuation advisor, such valuations are based on asset and portfolio level information provided by the Advisor, including historical or forecasted operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures, the then-most recent annual third-party appraisals (as reviewed by our independent valuation advisor for reasonableness), and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor.

The Advisor will monitor our properties for events that our Advisor believes may have a material impact on the most recent estimated values of such property and will notify our independent valuation advisor of such events. If, in the opinion of our Advisor, an event becomes known to our Advisor (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, any necessary adjustment to the valuation of such properties will be made by the Advisor as soon as practicable. Annual appraisals may also trigger an adjustment in the value of a property when received.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by our Advisor or our independent valuation advisor which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.

In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by our Advisor. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.

We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties. Consistent with industry practices, the discounted cash flow methodology of the income approach incorporates subjective judgments regarding comparable revenue and operating expense data, capitalization or discount rate, projections of future revenue and expenses based on appropriate market evidence and the projected residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparison and cost approaches. Because the appraisals performed by the independent third-party appraisal firms and reviewed by our independent valuation advisor, our Advisor's determination of the appropriate valuations for our properties based on the values provided in such reports and any subsequent updates to the valuation of our properties made by our Advisor involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

Our independent valuation advisor's valuation reports will be addressed solely to us to assist our Advisor in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public, will not contain any conclusion regarding our NAV and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

Unconsolidated Properties

Unconsolidated properties held through joint ventures generally will be valued in a manner and frequency that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined and our Advisor determines the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Advisor using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture's NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.

Real Estate Debt and Other Debt Investments

Our investments in real estate debt and other debt investments that do not have reliable readily available market quotations (including mortgage loans and mezzanine loans) will be valued monthly by our Advisor based in part, on monthly valuation reports provided by our independent valuation advisor. In the case of loans or other debt investments with no reliable readily available market prices that are acquired by us, such initial value will generally be the acquisition price of such instrument. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by our Advisor within the first three full months after we make such investment and no less frequently than monthly thereafter.

Valuations of our investments in real estate debt and other debt investments reflect changes in interest rates, spreads, loan tests and metrics, risk ratings, and anticipated liquidation timing and proceeds, among others. The fair value is typically determined by discounting the future contractual cash flows to the present value using a current market interest rate or spread. The market rate is determined through consideration of the interest rates for debt of comparable quality and maturity, and, where applicable, the value of the underlying real estate investment. Our independent valuation advisor will value each debt investment at least monthly and will coordinate with the Advisor to monitor events intra-month that may affect the values of our real estate debt or other debt investments and incorporate the impact of those events in estimated fair values, as needed. The Advisor will then fair value our real estate debt and other debt investments based on the valuation reports provided by our independent valuation advisor, current material market data and other information deemed relevant.

Each valuation report prepared by our independent valuation advisor is addressed solely to our company. Valuation reports prepared by our independent valuation advisor are not addressed to the public and may not be relied upon by any other person to establish value of the property-level and entity-level debt that will be used in calculating our NAV.

Valuation of Property-Level and Entity-Level Debt

Our property-level debt encumbering our real properties and our entity-level debt will be valued monthly by our Advisor based in part, on monthly valuation reports provided by our independent valuation advisor. All debt will be valued using widely accepted methodologies specific to each type of debt. Newly incurred debt will initially be valued at par, which is expected to represent fair value at that time. After two months (including the month of acquisition) following the date of incurrence, our Advisor will value the debt based in part on valuation reports provided by our independent valuation advisor. Any changes to the fair value of our property-level and entity-level debt are expected to reflect changes including interest rates, spreads, and key loan metrics and tests utilizing the collateral value and cash flows, including the estimated liquidation timing and proceeds.

Each valuation report prepared by our independent valuation advisor is addressed solely to our company. Valuation reports prepared by our independent valuation advisor are not addressed to the public and may not be relied upon by any other person to establish value of the property-level and entity-level debt that will be used in calculating our NAV.

Our Advisor is responsible for monitoring significant events that may materially affect the values of our debt for determining whether the existing valuations should be re-evaluated prior to the next scheduled monthly valuation in light of such significant events.

Valuation of Additional Liabilities

Our liabilities include the fees payable to our Advisor and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, operating expenses, property-level debt, any entity-level debt and other liabilities. Except as outlined herein, we include the cost basis of our liabilities as part of NAV, which approximates fair value. These carrying amounts are meant to reasonably approximate fair value due to the liquid and short-term nature of the instruments. We include as part of NAV the fair value of our property-level debt and our entity-level debt, which will be valued monthly by our independent valuation advisor based on market factors. We will allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan. Liabilities allocable to a specific class of shares are only included in the NAV calculation for that class. For non-recourse, property-level mortgages that exceed the value of the underlying property, we will assume a value of zero for purposes of the property and the mortgage in the determination of NAV. Liabilities related to distribution fees, management fees and the performance participation allocation will accrue to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our Advisor's valuation of each investment's liabilities, including any third-party incentive fee payments or investment-level debt, deal terms and structure will not be reviewed by our independent valuation advisor.

For purposes of calculating our NAV, neither the organization and offering expenses, nor the general and administrative expenses advanced or paid by our Advisor through December 31, 2025 will be recognized as expenses or as a component of equity and reflected in our NAV until we pay our Advisor for these costs. In the future, our Advisor may defer payment of fees or reimbursement of additional expenses and any such amounts would not be recognized as expenses or as a component of equity and reflected in our NAV until we pay our Advisor for these costs.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager Agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, in keeping with standard industry practice, we do not deduct the liability for estimated future distribution fees in our calculation of NAV, which fees are not payable under certain circumstances, such as in the event of our liquidation.

NAV and NAV Per Share Calculation

Our NAV per share will be calculated by SS&C as of the last calendar day of each month and will generally be available within 15 calendar days after the end of each applicable month. Our board of directors, including a majority of our independent directors, may replace SS&C with another party, including our Advisor, if it is deemed appropriate to do so. Our Advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV.

Each month, before taking into consideration accrued dividends or other class-specific accruals, any change in the aggregate NAV (the "Aggregate Fund NAV") of our outstanding shares of each class of common stock, along with the Operating Partnership units held by third parties, will be allocated among each class of common stock and Operating Partnership unit based on each such class's relative percentage of the previous Aggregate Fund NAV. Changes in our monthly

Aggregate Fund NAV include, without limitation, accruals of our net portfolio income, interest expense, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly Aggregate Fund NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, our Advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, our Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available. Due to the nature of hotel operations, we expect that the most recent property-level financial information available for use in calculating our NAV will be as of the end of the month prior to the NAV unless otherwise adjusted by the Advisor for material changes.

Following the allocation of the changes in our Aggregate Fund NAV as described above, NAV for each class of common stock and Operating Partnership unit held by parties other than us is adjusted for class-specific accruals for distributions, ongoing distribution fees, management fees payable to our Advisor and the performance participation allocation to the Special Limited Partner, to determine the monthly NAV for each class. These accruals are made on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. We normally expect that the accrual of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to certain classes of shares. In other words, the per share amount of distributions on Class T, Class S and Class D shares generally differs from other classes of shares because of class-specific distribution fees that are deducted from the gross distributions of Class T, Class S and Class D shares. Specifically, we expect distributions on Class T and Class S shares will be lower than Class D shares and distributions on Class D shares will be lower than Class I and Class E shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the class-specific accruals of distribution fees with respect to such period, then pursuant to our valuation guidelines, the class-specific accruals of distribution fees may lower the NAV per share of a share class. With respect to class-specific accruals of the management fee and the performance participation allocation, we expect these accruals to cause the distributions and/or the NAV per share of Class E shares to be higher than those of other share classes. When the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV will also be different for each class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class. At the close of business of each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of such class.

NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

Our valuation guidelines include the following methodology to determine the monthly NAV of our Operating Partnership and the Operating Partnership units. Our Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, for such classes of units, the NAV per unit equals the NAV per share of the corresponding class. Classes of units of our Operating Partnership that do not correspond to a class of our shares will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

Relationship between NAV and Our Transaction Price

Purchases and repurchases of shares of our common stock are not made based on the most current monthly NAV per share of our common stock at the time of purchase or repurchase. Generally, our transaction price will equal our most recently disclosed monthly NAV. The transaction price will be the price at which we repurchase shares. The offering price will be the transaction price, plus applicable upfront selling commissions and dealer manager fees. Although the transaction price will generally be based on the most recently disclosed monthly NAV per share, such NAV per share may be significantly different from the current NAV per share of the applicable class of stock as of the date on which stockholder's purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the most recently disclosed NAV per share. In cases where our transaction price is not based on the most recently disclosed monthly NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time.

Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. However, in certain circumstances, the transaction price will not be made available until a later time. We will disclose the transaction price for each month when available via our telephone line at (833) 591-3088, to a subscriber's financial representative, and via a public filing on a Current Report on Form 8-K.

Generally, subscribers will not be provided with direct notice of the transaction price when it becomes available. Therefore, if a subscriber wishes to know the transaction price prior to a subscription being accepted he or she must contact their financial representative or reference the applicable Current Report on Form 8-K.

However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors or their financial representatives when such transaction price is made available. In such cases, subscribing investors will have at least three business days from delivery of such notice before the subscription is accepted.

Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. Subscribers may withdraw their purchase request by notifying the transfer agent or through their financial intermediary.

Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price) available. As a result, subscribers will have a minimum of three business days after the transaction price for that month has been made available to withdraw the request before subscribers are committed to purchase the shares.

Please see the "*Share Repurchase Plan*" for additional information on timing for repurchase requests.

As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with any purchase and thus the number of shares a stockholder would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after a subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).

December 31, 2024 NAV Calculation

Our total NAV in the following table includes the NAV of our outstanding common stock as of December 31, 2024 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of December 31, 2024 ($ and shares in thousands, except per share/unit data):

Components of NAV

Investments in real properties	$	64,400
Cash and cash equivalents		5,420
Restricted cash		1,312
Other assets		1,002
Mortgage notes, term loans, and revolving credit facilities, net		(30,812)
Other liabilities		(1,868)
Management fee payable		(94)
Non-controlling interests in joint ventures		—
Net asset value	$	39,360
Number of outstanding shares/units		1,484
NAV per share/unit	$	26.5293

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[1] Due to the nature of hotel operations, we expect that the most recent property-level financial information available for use in calculating our NAV will be as of the end of the month prior to the NAV unless otherwise adjusted by the Advisor for material changes.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2024 ($ and shares in thousands, except per share/unit data):

	Class D Shares	Class S Shares	Class T Shares	Class I Shares	Third Party Operating Partnership Units [1]	Total
As of December 31, 2024						
Net Asset Value	$ 1	$ 1	$ 1	$ 130	$ 39,227	$ 39,360
Number of outstanding shares/units	—	—	—	5	1,479	1,484
NAV per share/unit	$ 26.4373	$ 26.5279	$ 26.5279	$ 26.5252	$ 26.5294	$ 26.5293

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[1] Includes the partnership interest of Stirling OP by the Special Limited Partner, if any.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2024 valuations:

	Discount Rate	Exit Capitalization Rate
Hotel properties	10.82 %	8.76 %

A change in these assumptions would impact the calculation of the value of our hotel properties. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property values:

Sensitivities	Change	Asset Values
Discount rate	0.25% decrease	$ 65,500
	0.25% increase	$ 63,300
Exit capitalization rate	0.25% decrease	$ 65,200
	0.25% increase	$ 63,600

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV).

Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our Advisor's ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which our Advisor may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our Advisor's reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that our Advisor must notify our board of directors at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. Notwithstanding the foregoing, our board of directors may suspend the offering and/or our share repurchase plan if it determines that the calculation of our NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on stockholders' ability to sell shares under our share repurchase plan and our ability to suspend or terminate our share repurchase plan at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:

•   a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;

•   a stockholder would ultimately realize distributions per share equal to the NAV per share for the class of shares it owns upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•   shares of our common stock would trade at their NAV per share on a national securities exchange;

•   a third party would offer the NAV per share for each class of shares in an arm's-length transaction to purchase all or substantially all of our shares; or

•   the NAV per share would equate to a market price of an open-ended real estate fund.

Holders

As of March 25, 2025, we had twelve holders of our Class I common stock, one holder of our Class D common stock, one holder of our Class S common stock and one holder of our Class T common stock.

Unregistered Sales of Equity Securities

The Company is undertaking a continuous private offering to accredited investors, pursuant to which it is offering for sale up to $1,000,000,000 in shares of common stock consisting of up to $900,000,000 in shares in the primary offering and up to $100,000,000 in shares pursuant to the distribution reinvestment plan. The offering is being made pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering is being made. In December 2023, the Company commenced the offering of Class I shares, and on February 13, 2024, the Company commenced the offering of Class D, Class S, and Class T shares.

We have engaged the Dealer Manager, as the dealer manager for the private offering. Under the terms of the Dealer Manager Agreement, the Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary based on agreements between the Dealer Manager and certain selected dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager is entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, selected dealers. No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.

From time-to-time the Dealer Manager may serve as the dealer manager for future public or private programs with those offerings conducted concurrently with our offering. As a result, our sponsor and the Dealer Manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital.

During the three months ended December 31, 2024, the Company issued the following:

	Three Months Ended December 31, 2024
Class I shares issued	3,524
Class I gross proceeds	$ 92,500
Class D shares issued	—
Class D gross proceeds	$ —
Class S shares issued	—
Class S gross proceeds	$ —
Class T shares issued	—
Class T gross proceeds	$ —

No upfront selling commissions or dealer manager fees were paid with respect to the sale of the Class I, D, S and T shares.

Purchases of Equity Securities by the Issuer

During the three months ended December 31, 2024, the Company did not receive any repurchase requests.

Distributions

We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and to pay such distributions on a monthly basis. Our first such distribution was declared for our holders of record as of December 31, 2023 in an amount equal to $0.1042 per share/unit, less certain expenses. Subsequent monthly distributions were declared for our holders of record as of each month through March 31, 2025, each in an amount equal to $0.1042 per share/unit less certain expenses. Our distribution policy is set by our board of directors and is subject to change based on available cash flows and other factors. We cannot guarantee the amount of distributions that will be paid, if any. In connection with a distribution to our stockholders/unitholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock/units. Share repurchases under our share repurchase plan will be effectuated as of the opening of the last business day of each month and we expect to declare monthly distributions with a record date as of the close of business of the last calendar day of each month. You will not be entitled to receive a distribution on any of your shares that are repurchased prior to the applicable record date for such distribution.

Sources of Distributions

During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our offering stage, Stirling OP may not be able to make distributions solely from its cash flows from operating activities. Further, because Stirling OP may receive income from its investments at various times during its fiscal year and because it may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flows that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds.

The following table presents information with respect to Stirling OP's distributions declared and cash flow provided by (used in) operating activities during the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	**2023**
Distributions		
Payable in cash	$ 5,221	$ —
Reinvested in common units pursuant to distributions reinvestment plan ("DRIP")	1,805,958	146,812
Total distributions [1]	$ 1,811,179	$ 146,812
Sources of distributions		
Cash flows from operating activities	$ 5,221	$ —
Offering proceeds from issuance of common units, including pursuant to DRIP	1,805,958	146,812
Total sources of distributions	$ 1,811,179	$ 146,812
Net cash provided by (used in) operating activities [2]	$ 1,152,000	$ 3,326,000

_____

[1] Distributions are generally expected to be paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the 15th of the following month.

[2] The allocation of total sources are calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that positive cash flow from operating activities from the relevant or prior quarter is used to fund distribution payments.

For the years ended December 31, 2024 and 2023, distributions declared by Stirling OP were $1,811,179 and $146,812, respectively, including distributions to the general partner for distribution to common stockholders of $1,798 and $0, respectively. For the years ended December 31, 2024 and 2023, Stirling OP paid aggregate distributions of $1,803,396 and $0, respectively, including distributions to the general partner for distribution to common stockholders of $1,279 and $0, respectively. For the years ended December 31, 2024 and 2023, Stirling OP's net loss was $5.4 million and $2.3 million, respectively.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed above in the section entitled "Cautionary Note Regarding Forward Looking Statements."

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023 for Stirling OP. Discussions of 2023 items and year-to-year comparisons between 2023 and 2022 of the Initial Portfolio that was contributed to Stirling OP that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Overview

Stirling Inc. was formed primarily to acquire and own a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales located primarily in the United States that are operated under widely recognized brands licensed from hotel franchisors such as Marriott, Hilton, Hyatt, and Intercontinental Hotel Group, and to a lesser extent, invest in real estate debt secured by hotels and resorts and develop hotels and resorts. The Company is indirectly the sole general partner and a limited partner of Stirling OP. We are externally managed by our Advisor, an affiliate of Ashford.

The Company was formed on September 1, 2023 as a Maryland corporation and intends to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2025. Until that time, the Company will be subject to taxation at regular corporate rates under the Internal Revenue Code. If the Company qualifies for taxation as a REIT, we generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute substantially all of our net taxable income to shareholders and maintain our qualification as a REIT.

In December 2023 the Company commenced a continuous private offering to accredited investors, pursuant to which it is offering for sale up to $1,000,000,000 in shares of common stock consisting of up to $900,000,000 in shares in the primary offering and up to $100,000,000 in shares pursuant to the distribution reinvestment plan.

On December 6, 2023, Stirling OP acquired four hotel properties and assumed a mortgage loan secured by the four hotel properties (the "Initial Portfolio") from Ashford Hospitality Limited Partnership ("Ashford Hospitality OP") and Ashford TRS Corporation ("Ashford Hospitality TRS," and together with Ashford Hospitality OP, the "Anchor Investor"), each a subsidiary of Ashford Trust, in exchange for Class I units of Stirling OP pursuant to the terms of the contribution agreement (the "Contribution Agreement"), by and among Stirling OP and the Anchor Investor. The gross contribution value was $56.2 million which represented the appraised value of the Initial Portfolio as provided by LW Hospitality Advisors, an independent third-party appraiser engaged to value the Initial Portfolio with additional input and oversight by Altus Group U.S. Inc. and the Advisor. Additionally, Stirling OP assumed a mortgage loan with a carrying value of $30.2 million. The acquisition also included $9.0 million of net working capital and reserves and was subject to customary post-closing adjustments resulting in a net contribution value of the Initial Portfolio of $35.0 million. Subsequent to December 31, 2023, estimated working capital and reserves were finalized resulting in the Anchor Investor returning 4,423 Class I units totaling approximately $111,000 to Stirling OP. The resulting final net contribution value of the Initial Portfolio was $34.9 million.

Other than our investment in Stirling OP, we had neither engaged in any operations nor generated any revenues through December 31, 2024. Our entire activity from inception through December 31, 2024 primarily consisted of investment in Stirling OP and allocation of income (loss) from Stirling OP. When we receive proceeds from the sale of shares of our common stock in our continuous private offering, we will contribute such proceeds to Stirling OP and receive common units in Stirling OP that correspond to the classes of our shares sold. On September 5, 2023 we were capitalized with an initial investment of $25 from our initial stockholder (at such time) to us, which we contributed to Stirling OP and, in exchange, we received one Class I common unit from Stirling OP. As of March 25, 2025, we have sold an additional 6,874 Class I common shares, 19 Class D common shares, 19 Class S common shares and 19 Class T common shares in the ongoing private offering, the proceeds of which we contributed to Stirling OP and, in exchange, we received an additional 6,874 Class I common units, 19 Class D common units, 19 Class S common units and 19 Class T common units from Stirling OP. We account for the common units acquired in Stirling OP as an equity method investment during any period our investment in Stirling OP is not considered significant to Stirling OP and will consolidate Stirling OP at such time our investment in Stirling OP is considered significant to Stirling OP (based on GAAP), and thereafter present the results of operations on a consolidated basis. We expect to invest our capital and all our offering proceeds in Stirling OP and hold no other assets other than Stirling OP common units. We therefore expect to eventually consolidate Stirling OP, and we have included the audited consolidated financial statements of Stirling OP in Part IV, Item 15 of this Annual Report on Form 10-K, as we believe a discussion of the performance and results of operations of Stirling OP would be meaningful to investors as our cash flows and operating results are driven by Stirling OP, and subsequent invested capital will be significant to the Company.

Current Market Conditions and Related Risks and Opportunities

The Company's business is materially affected by conditions in the financial markets and economic conditions in the United States. Rising interest rates and a reduction in the availability of financing, especially from banks, has led to greater spreads between the prices sought by sellers and buyers, which may adversely affect the value of our real estate assets. However, given that we are seeking to raise and invest substantial equity capital, we believe that market stresses could lead to attractive acquisition opportunities. While higher interest rates make financing more expensive, we are fortunate that our Initial Portfolio locked in a mortgage loan at a favorable fixed interest rate.

Recent Developments

On July 30, 2024, the Company entered into an Amended and Restated Dealer Manager Agreement (the "A&R Agreement") with the Dealer Manager to reflect that the distribution fee paid on the Company's Class T, Class S and Class D shares sold in its offering will cease when underwriting compensation paid by the Company reaches the 8.75% limit provided for in the A&R Agreement (or such lower limit as set forth in any applicable agreement between the Dealer Manager and a participating dealer at the time the shares were issued). Previously the limit was calculated irrespective of the source of funding for the fees.

On August 1, 2024, the Company filed Articles of Amendment with the Maryland State Department of Assessments and Taxation specifying that the limit at which Class T, Class S and Class D shares convert into an equivalent aggregate net asset value of Class I shares is determined based on upfront selling commissions, dealer manager fees and distribution fees paid by the Company. Previously the limit was calculated irrespective of the source of funding for the fees. The Articles of Amendment were effective upon filing.

On November 1, 2024, Stirling Inc. issued approximately 2,481 shares of Class I common stock for gross proceeds of $65,000, based on the net asset value per share of the Class I common shares as of September 30, 2024, the proceeds of which were contributed to Stirling OP and, in exchange, Stirling OP issued approximately 2,481 Class I common units to Stirling Inc.

The Company, Stirling OP, Stirling TRS and the Advisor are parties to an Advisory Agreement, dated December 6, 2023 (the "Advisory Agreement"). On November 7, 2024, the parties to the Advisory Agreement entered into Amendment No. 1 thereto (the "Advisory Agreement Amendment"). Pursuant to the Advisory Agreement Amendment, (i) the date prior to which Advisor will pay for all Organization and Offering Expenses (as defined in the Advisory Agreement) is changed from December 31, 2024 to December 31, 2025, and (ii) the repayment period for the Organization and Offering Expenses, as well as for certain other costs and expenses of the Company, is changed from 60 equal monthly installments starting January 2025 to 120 equal monthly installments starting January 2026.

On December 2, 2024, the Company issued and sold an aggregate of 1,043 shares of Class I common stock for gross proceeds of $27,500, based on the net asset value per share of the Class I common stock as of October 31, 2024, the proceeds of which were contributed to Stirling OP and, in exchange, Stirling OP issued approximately 1,043 Class I common units to Stirling Inc.

On February 3, 2025, the Company issued and sold 1,885 shares of Class I common stock for gross proceeds of $50,000, based on the net asset value per share of the Class I common stock as of December 31, 2024, the proceeds of which were contributed to Stirling OP and, in exchange, Stirling OP issued 1,885 Class I common units to Stirling Inc.

Results of Operations

Since the Company has no significant assets or operations, the Company does not have any results of operations for the years ended December 31, 2024 and 2023 other than the allocation of earnings in Stirling OP. The following results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 represent the operations of Stirling OP.

For periods prior to December 6, 2023, the date of Stirling OP's acquisition of the Initial Portfolio, the accompanying historical combined consolidated financial statements of the Initial Portfolio have been "carved out" of Ashford Trust's consolidated financial statements and reflect certain assumptions and allocations. These hotels are under Ashford Trust's common control. The combined consolidated financial statements were prepared using the financial position and results of operations of the entities set forth above after adjustments for certain ownership related activities that have been historically accounted for by Ashford Trust. These ownership activities include mortgage indebtedness associated with the four hotels, debt-related expenses and other owner related expenses. In addition, the combined consolidated statements of operations include allocations of advisory service fees and corporate general and administrative expenses from Ashford Trust, which in the opinion of management, are reasonable. The historical financial information is not necessarily indicative of the Company's future results of operations, financial position and cash flows subsequent to Stirling OP's acquisition of the Initial Portfolio.

Key Indicators of Operating Performance

Stirling OP uses a variety of operating and other information to evaluate the operating performance of its business. These key indicators include financial information that is prepared in accordance with GAAP as well as other financial measures that are non-GAAP measures. In addition, it uses other information that may not be financial in nature, including statistical information and comparative data. Stirling OP uses this information to measure the operating performance of its individual hotels, groups of hotels and/or business as a whole. Stirling OP also uses these metrics to evaluate the hotels in its portfolio and potential acquisitions to determine each hotel's contribution to cash flow and its potential to provide attractive long-term total returns. These key indicators include:

- *Occupancy*—Occupancy means the total number of hotel rooms sold in a given period divided by the total number of rooms available. Occupancy measures the utilization of Stirling OP hotels' available capacity. Stirling OP uses occupancy to measure demand at a specific hotel or group of hotels in a given period.

- *ADR*—ADR means average daily rate and is calculated by dividing total hotel rooms revenues by total number of rooms sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. Stirling OP uses ADR to assess the pricing levels that it is able to generate.

- *RevPAR*—RevPAR means revenue per available room and is calculated by multiplying ADR by the average daily occupancy. RevPAR is one of the commonly used measures within the hotel industry to evaluate hotel operations. RevPAR does not include revenues from food and beverage sales or parking, telephone or other non-rooms revenues generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. Stirling OP also uses RevPAR to compare the results of its hotels between periods and to analyze results of its comparable hotels (comparable hotels represent hotels it has owned for the entire period). RevPAR improvements attributable to increases in occupancy are generally accompanied by increases in most categories of variable operating costs. RevPAR improvements attributable to increases in ADR are generally accompanied by increases in limited categories of operating costs, such as management fees and franchise fees.

RevPAR changes that are primarily driven by changes in occupancy have different implications for overall revenues and profitability than changes that are driven primarily by changes in ADR. For example, an increase in occupancy at a hotel would lead to additional variable operating costs (including housekeeping services, utilities and room supplies) and could also result in increased other operating department revenue and expense. Changes in ADR typically have a greater impact on operating margins and profitability as they do not have a substantial effect on variable operating costs.

Occupancy, ADR and RevPAR are commonly used measures within the lodging industry to evaluate operating performance. RevPAR is an important statistic for monitoring operating performance at the individual hotel level and across Stirling OP's entire business. Stirling OP evaluates individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a regional and company-wide basis. ADR and RevPAR include only rooms revenue. Rooms revenue is dictated by demand (as measured by occupancy), pricing (as measured by ADR) and its available supply of hotel rooms.

Principal Factors Affecting Stirling OP's Results of Operations

The principal factors affecting Stirling OP's operating results include overall demand for hotel rooms compared to the supply of available hotel rooms, and the ability of its contracted hotel management companies to increase or maintain revenues while controlling expenses.

Demand—The demand for lodging, including business travel, is directly correlated to the overall economy; as GDP increases, lodging demand typically increases. Historically, periods of declining demand are followed by extended periods of relatively strong demand, which typically occurs during the growth phase of the lodging cycle.

Supply—The development of new hotels is driven largely by construction costs, the availability of financing and expected performance of existing hotels. Short-term supply is also expected to be below long-term averages. While the industry is expected to have supply growth below historical averages, Stirling OP may experience supply growth, in certain markets, in excess of national averages that may negatively impact performance.

Stirling OP expects that its ADR, occupancy and RevPAR performance will be impacted by macroeconomic factors such as national and local employment growth, personal income and corporate earnings, GDP, consumer confidence, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction, the pricing strategies of competitors and currency fluctuations. In addition, its ADR, occupancy and RevPAR performance are dependent on the continued success of the Marriott and Hilton brands.

Revenue—Substantially all of Stirling OP's revenue is derived from the operation of hotels. Specifically, its revenue is comprised of:

- Rooms revenue: Occupancy and ADR are the major drivers of rooms revenue. Rooms revenue accounts for the substantial majority of Stirling OP's total revenue.
- Other hotel revenue: Occupancy and the nature of the property are the main drivers of other ancillary revenue, such as telecommunications, parking and leasing services.

Hotel Operating Expenses—The following presents the components of Stirling OP's hotel operating expenses:

- Rooms expense: These costs include housekeeping wages and payroll taxes, reservation systems, room supplies, laundry services and front desk costs. Like rooms revenue, occupancy is the major driver of rooms expense and, therefore, rooms expense has a significant correlation to rooms revenue. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.
- Management fees: Base management fees are computed as a percentage of gross revenues. Incentive management fees generally are paid when operating profits exceed certain threshold levels.
- Other hotel expenses: These expenses include labor and other costs associated with the other operating department revenues, as well as labor and other costs associated with administrative departments, franchise fees, sales and marketing, repairs and maintenance and utility costs.

Most categories of variable operating expenses, including labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses, while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as franchise fees, management fees and credit card processing fee expenses, which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins than changes in occupancy.

The following table summarizes the changes in key line items from Stirling OP's consolidated and combined consolidated statements of operations for the years ended December 31, 2024 and 2023 (dollars in thousands):

| | Year Ended December 31, | | Favorable (Unfavorable) | |
	2024	2023	$ Change	% Change
Revenue				
Rooms	$ 16,109	$ 16,556	$ (447)	(2.7)%
Other hotel revenue	264	290	(26)	(9.0)%
Total hotel revenue	16,373	16,846	(473)	(2.8)%
Expenses				
Hotel operating expenses:				
Rooms	3,848	3,899	51	1.3 %
Other expenses	6,267	6,224	(43)	(0.7)%
Management fees	736	727	(9)	(1.2)%
Total hotel expenses	10,851	10,850	(1)	— %
Property taxes, insurance and other	1,069	960	(109)	(11.4)%
Depreciation and amortization	4,328	3,552	(776)	(21.8)%
Advisory service fee	1,126	563	(563)	(100.0)%
Corporate, general and administrative	1,537	1,041	(496)	(47.6)%
Operating income (loss)	(2,538)	(120)	(2,418)	2,015.0 %
Interest income	102	3	99	3300.0 %
Interest expense and amortization of loan costs	(2,929)	(1,665)	(1,264)	(75.9)%
Write-off of loan costs	—	(144)	144	
Income tax benefit (expense)	8	(405)	413	102.0 %
Net income (loss)	$ (5,357)	$ (2,331)	$ (3,026)	(129.8)%

The following table illustrates the key performance indicators of the four hotel properties included in Stirling OP's results of operations:

| | Year Ended December 31, | |
	2024	2023
RevPAR (revenue per available room)	$ 108.67	$ 112.00
Occupancy	75.89 %	76.60 %
ADR (average daily rate)	$ 143.20	$ 146.23
Rooms revenue (in thousands)	$ 16,109	$ 16,556
Total hotel revenue (in thousands)	$ 16,373	$ 16,846

Comparison of the Years Ended December 31, 2024 and 2023

Net Income (Loss). Net loss increased $3.0 million from $2.3 million for the year ended December 31, 2023 ("2023") to $5.4 million for the year ended December 31, 2024 ("2024") as a result of the factors discussed below.

Rooms Revenue. Rooms revenue decreased $447,000, or 2.7%, to $16.1 million during 2024 compared to 2023. During 2024, the Initial Portfolio experienced a 2.1% decrease in room rates and a 71 basis point decrease in occupancy.

Fluctuations in rooms revenue between 2024 and 2023 are a result of the changes in occupancy and ADR between 2024 and 2023 as reflected in the table below (dollars in thousands):

| | Favorable (Unfavorable) | | |
Hotel Property	Rooms Revenue	Occupancy (change in bps)	ADR (change in %)
Residence Inn Manchester [1]	$ (312)	(605)	0.2 %
Hampton Inn Buford [2]	(581)	(720)	(8.4)%
SpringHill Suites Buford	301	620	(0.4)%
Residence Inn Jacksonville	145	296	(1.5)%
Total	$ (447)	(71)	(2.1)%

_____

[1] The decline in rooms revenue and occupancy in 2024 compared to 2023 was attributable to the ongoing full renovation of the property, which was completed in 2024.

[2] The decline in rooms revenue in 2024 compared to 2023 was driven by particularly strong results in 2023, when inclement weather in the region allowed the property to realize unseasonably high occupancy and ADR.

Other Hotel Revenue. Other hotel revenue, which consists of various miscellaneous revenues, decreased $26,000, or 9.0%, to $264,000 in 2024 compared to 2023. This decrease is primarily attributable to an aggregate decrease of $51,000 at two hotel properties, partially offset by an increase of $23,000 at SpringHill Suites Buford and an increase of $2,000 at Hampton Inn Buford.

Rooms Expense. Rooms expense decreased $51,000, or 1.3%, to $3.8 million in 2024 compared to 2023. This decrease is primarily attributable to an aggregate decrease of $93,000 at two hotel properties, partially offset by an aggregate increase of approximately $42,000 at SpringHill Suites Buford. Rooms margin was 76.1% in 2024 and 76.6% in 2023.

Other Operating Expenses. Other operating expenses increased $43,000, or 0.7%, to $6.3 million in 2024 compared to 2023. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and incentive management fees.

Direct expenses were 0.5% of total hotel revenue in 2024 and 0.5% in 2023. The Initial Portfolio experienced an increase in indirect expenses of $47,000. The increase in indirect expenses was attributable to increases in (i) marketing costs of $72,000; (ii) energy costs of $13,000; and (iii) incentive management fees of $8,000. These increases were partially offset by decreases in (i) repairs and maintenance of $29,000; (ii) general and administrative costs of $17,000.

Property Taxes, Insurance and Other. Property taxes, insurance and other expense increased $109,000 or 11.4%, to $1.1 million in 2024 compared to 2023, which was primarily due to higher property insurance costs of $139,000 and higher miscellaneous tax expense of $10,000, partially offset by lower property taxes of $40,000.

Depreciation and Amortization. Depreciation and amortization increased $776,000 or 21.8%, to $4.3 million in 2024 compared to 2023 as a result of higher fixed asset balances in 2024.

Advisory Services Fee. Advisory services fee was $1.1 million in 2024 that was comprised of base advisory fee of $478,000, reimbursable expenses of $194,000 and a performance participation fee of $454,000. Advisory services fee was $563,000 in 2023 that was comprised of allocated advisory fees from Ashford Trust of $486,000 through December 5, 2023 as well as advisory service fees of $77,000 from Stirling REIT Advisor LLC.

Corporate, General and Administrative. Corporate, general and administrative expense of $1.5 million in 2024 consisted of legal, accounting and other professional fees of $1.0 million, corporate expenses of $323,000, miscellaneous expenses of $81,000 and equity based compensation of $92,000.

Corporate, general and administrative expense was $1.0 million in 2023, which was comprised of $180,000 of allocated expenses from Ashford Trust prior to December 6, 2023 and $861,000 of Corporate, general and administrative expenses subsequent to December 6, 2023 that are primarily start up and organization costs.

Interest Income. Interest income was $102,000 in 2024 and $3,000 in 2023.

Interest Expense and Amortization of Loan Costs. Interest expense and amortization of loan costs increased $1.3 million or 75.9% to $2.9 million in 2024 compared to 2023, due primarily to a higher stated interest rate on the current mortgage loan compared to the stated interest rates on the mortgage loans that were refinanced, partially offset by a lower principal balance. On November 16, 2023, Ashford Trust refinanced the $6.3 million mortgage loan secured by the Residence Inn Manchester, the

$9.3 million mortgage loan secured by the Residence Inn Jacksonville and the $17.2 million mortgage loan secured by the Hampton Inn Buford and the SpringHill Suites Buford. The new mortgage loan totaled $30.2 million.

Write-off of Loan Costs. Write-off of loan costs was $144,000 in 2023 related to the refinance of the Company's mortgage loans discussed above.

Income Tax (Expense) Benefit. Income tax (expense) benefit changed from expense of $405,000 in 2023 to a benefit of $8,000 in 2024. This change was primarily due to a decrease in the profitability of the Stirling TRS entities in 2024 compared to the profitability of the Ashford Hospitality TRS entities as it relates to the Initial Portfolio in 2023.

Liquidity and Capital Resources

Liquidity

We believe that Stirling OP has sufficient liquidity to operate its business. Stirling OP's cash and cash equivalents as of December 31, 2024 was approximately $5.7 million. In addition to Stirling OP's immediate liquidity, we expect to obtain incremental liquidity through the sale of our common shares in our ongoing private offering. In addition, Stirling OP may incur indebtedness secured by its real estate investments, borrow money through unsecured financings, or incur other forms of indebtedness. Stirling OP may also generate incremental liquidity through the sale of real estate.

Our primary liquidity needs are to fund future investments, make distributions to our stockholders, repurchase common shares pursuant to our share repurchase plan, pay operating expenses, fund capital expenditures, and repay indebtedness. Our operating expenses will include, among other things, the management fee Stirling OP pays to the Advisor and the performance participation allocation that Stirling OP pays to the Special Limited Partner, both of which will impact our liquidity to the extent the Advisor or the Special Limited Partner elect to receive such payments in cash, or subsequently redeem common shares or common units previously issued to them in lieu of cash.

We expect that our cash needs for acquisitions and other capital investments will be funded primarily from the sale of common shares and through the incurrence or assumption of debt. Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

We believe that our current liquidity position is sufficient to meet the need of our expected operating activity.

Stirling OP's cash and cash equivalents are primarily comprised of corporate cash held at commercial banks in Insured Cash Sweep ("ICS") accounts, which are fully insured by the FDIC. Stirling OP's cash and cash equivalents also includes property-level operating cash deposited with commercial banks that have been designated as a Global Systemically Important Bank ("G-SIB") by the Financial Stability Board ("FSB") and a small amount deposited with other commercial banks.

Capital Resources

As of March 25, 2025, Stirling OP's indebtedness included a single mortgage loan secured by all four of its hotel properties, which carries a fixed interest rate of 8.51% and matures in December 2028.

In December 2023, the Company commenced the offering of its Class I shares through a continuous private offering. On February 13, 2024, we commenced issuing Class D, Class S, and Class T shares in the offering. As of March 25, 2025, we have sold approximately 6,874 Class I common shares, 19 Class D common shares, 19 Class S common shares and 19 Class T common shares in the ongoing private offering.

Sources and Uses of Cash

Our and Stirling OP's principal sources of funds to meet cash requirements include cash on hand, cash flow from operations, capital market activities, property refinancing proceeds and asset sales. Additionally, our and Stirling OP's principal uses of funds are expected to include possible operating shortfalls, owner-funded capital expenditures, dividends, new investments, and debt interest and principal payments. Items that impacted Stirling OP's cash flow and liquidity during the periods indicated are summarized as follows:

Net Cash Flows Provided by (Used in) Operating Activities. Net cash flows provided by operating activities, pursuant to Stirling OP consolidated statements of cash flows, which includes changes in balance sheet items, were $1.2 million and $3.3 million for the years ended December 31, 2024 and 2023, respectively. Cash flows provided by (used in) operations were impacted by changes in hotel operations as well as the timing of collecting receivables from hotel guests, paying vendors, settling with related parties and settling with hotel managers.

Net Cash Flows Provided by (Used in) Investing Activities. For the year ended December 31, 2024, net cash flows used in investing activities were $5.0 million, which consisted of $5.0 million for capital improvements made to various hotel properties.

For the year ended December 31, 2023, net cash flows used in investing activities were $5.0 million, which consisted of $5.0 million for capital improvements made to various hotel properties.

Net Cash Flows Provided by (Used in) Financing Activities. For the year ended December 31, 2024, net cash flows provided by financing activities were $126,000, which consisted of proceeds of $129,000 from the issuance of common units, partially offset by $3,000 of distributions paid.

For the year ended December 31, 2023, net cash flows provided by financing activities were $9.8 million. Cash inflows primarily consisted of $30.2 million of borrowings on indebtedness, $14.3 million of contributions from parent and $200,000 of contributions from Stirling REIT Advisors LLC partially offset by cash outflows of $32.8 million for repayments of indebtedness and $2.1 million for payments of loan costs.

Inflation

We rely entirely on the performance of our hotel properties and the ability of the hotel properties' managers to increase revenues to keep pace with inflation. Hotel operators can generally increase room rates, but competitive pressures may limit their ability to raise rates faster than inflation. Our general and administrative costs, real estate and personal property taxes, property and casualty insurance, labor costs and utilities are subject to inflation as well.

Seasonality

The hospitality business is seasonal, highly competitive and influenced by factors such as general and local economic conditions, location, room rates, quality, service levels, reputation and reservation systems, among many other factors. The hospitality industry generally experiences seasonal slowdown in the third quarter and, to a lesser extent, in the fourth quarter of each year. As a result of such seasonality, there will likely be quarterly fluctuations in results of operations of any hospitality properties that we may own.

Critical Accounting Policies and Estimates

The significant accounting policies for the Company and Stirling OP are fully described in the notes to their respective financial statements included in Part IV, Item 15. We believe that the following discussion addresses the most critical accounting estimates of the Company and Stirling OP, representing those policies considered most vital to the portrayal of Stirling OP's financial condition and results of operations and require management's most difficult, subjective, complex judgments and can include significant estimates.

Impairment of Investments in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If the analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized for the amount by which the property's net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment of hotel properties, many assumptions and estimates are made, including projected cash flows, expected holding period, and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. No impairment charges were recorded for the years ended December 31, 2024, 2023 and 2022, respectively. See note 2 to Stirling OP's consolidated and combined consolidated financial statements.

Income Taxes—As we intend to qualify as a REIT, we generally will not be subject to federal corporate income tax on the portion of our net income (loss) that does not relate to taxable REIT subsidiaries. However, Stirling TRS is treated as a TRS for U.S. federal income tax purposes. In accordance with authoritative accounting guidance, income taxes related to Stirling TRS are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the analysis utilized in determining any deferred tax asset valuation allowance involves considerable judgment and assumptions. See note 11 to Stirling OP's consolidated and combined consolidated financial statements.

The "Income Taxes" topic of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2020 through 2024 remain subject to potential examination by certain federal and state taxing authorities.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB" issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard was adopted effective for the year ended December 31, 2024. See note 8 to the Stirling Inc. consolidated financial statements.

Recently Issued Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 *Income Taxes (Topics 740): Improvements to Income Tax Disclosures* to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The amendments in this ASU may be applied prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or the amendments may be applied retrospectively by providing the revised disclosures for all periods presented. The adoption of this ASU is expected to only impact disclosures with respect to the Company's consolidated and combined financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses* that requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the statement of operations.

In January 2025, the FASB issued ASU 2025-01 which amends the effective date of the new disaggregation of income statement expenses standard to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is still permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. We are currently evaluating the impact this ASU will have on our disclosures.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Stirling OP's primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments. Currently Stirling OP's mortgage loan has a fixed rate.

Item 8. *Financial Statements and Supplementary Data*

Our financial statements and the accompanying notes to our financial statements are included under Item 15 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024 ("Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective (i) to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms; and (ii) to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of our internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and our expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making the assessment of the effectiveness of our internal control over financial reporting, management has utilized the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (2013 framework) ("COSO").

Based on management's assessment of these criteria, we concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the fiscal quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Trading Agreements

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading agreement" or "non-Rule 10b5-1 trading agreement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2025 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2025 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2025 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2025 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. *Principal Accountant Fees and Services*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2025 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a), (c) Financial Statement Schedules

See pages 33 through 46 hereof, for the Stirling Hotels & Resorts, Inc. consolidated financial statements and report of independent registered public accounting firm.

See pages 47 through 67 hereof, for the Stirling REIT OP, LP consolidated and combined consolidated financial statements and report of independent registered public accounting firm.

All other financial statement schedules have been omitted because such schedules are not required under the related instructions, such schedules are not significant, or the required information has been disclosed elsewhere in the consolidated financial statements and related notes thereto.

(b)   Exhibits

Exhibit No.	Description
3.1	Articles of Amendment and Restatement of Stirling Hotels & Resorts, Inc. (the "Registrant"), effective as of December 4, 2023, incorporated by reference to Exhibit 3.1 on Form 10 (No. 000-56623) filed December 15, 2023
3.1.1	Articles of Amendment, adopted July 31, 2024, incorporated by reference to Exhibit 3.1 on Form 8-K (No. 000- 56623) filed August 1, 2024
3.1.2	Articles of Amendment and Restatement of the Registrant, effective as of December 4, 2023, as amended by Articles of Amendment adopted July 31, 2024, incorporated by reference to Exhibit 3.1.2 on Form 10-Q (No. 000- 56623) filed August 13, 2024
3.2	Amended and Restated Bylaws of the Registrant, dated of as December 6, 2023, incorporated by reference to Exhibit 3.2 on Form 10 (No. 000-56623) filed December 15, 2023
4.1	Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 on Form 10 (No. 000-56623) filed December 15, 2023
10.1	Advisory Agreement by and among the Registrant, Stirling REIT OP, LP, Stirling TRS Corporation and Stirling REIT Advisors, LLC, dated as of December 6, 2023, incorporated by reference to Exhibit 10.1 on Form 8-K (No. 001-36400) filed December 6, 2023
10.1.2	Amendment No. 1 to Advisory Agreement, dated as of November 7, 2024, by and among Stirling Hotels & Resorts, Inc., Stirling REIT OP, LP, Stirling TRS Corporation and Stirling REIT Advisors, LLC, incorporated by reference to Exhibit 10.2.1 on Form 10-Q (No. 000- 56623) filed November 14, 2024
10.2	Amended and Restated Limited Partnership Agreement of Stirling REIT OP, LP, dated as of December 6, 2023, incorporated by reference to Exhibit 10.2 on Form 10 (No. 000-56623) filed December 15, 2023
10.3	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.3 on Form 10 (No. 000-56623) filed December 15, 2023
10.4†	Independent Director Compensation Plan, dated as of December 6, 2023, incorporated by reference to Exhibit 10.4 on Form 10 (No. 000-56623) filed December 15, 2023
10.5	Form of Grant Notice and Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.5 on Form 10 (No. 000-56623) filed December 15, 2023

10.6	Form of Dealer Manager Agreement of the Registrant and Ashford Securities, LLC, incorporated by reference to Exhibit 10.6 on Pre-Effective Amendment No. 1 to Form 10 (No. 000-56623) filed February 2, 2024
10.6.1	Amended and Restated Dealer Manager Agreement, effective July 30, 2024, incorporated by reference to Exhibit 10.1 on Form 8-K filed August 1, 2024 (No. 000-56623)
10.7	Hotel Management Agreement of the Registrant and Remington Lodging & Hospitality, LLC, dated as of December 6, 2023, incorporated by reference to Exhibit 10.7 on Form 10 (No. 000-56623) filed December 15, 2023
10.8	Project Management Agreement of the Registrant and Project Management LLC, dated as of December 6, 2023, incorporated by reference to Exhibit 10.8 on Form 10 (No. 000-56623) filed December 15, 2023
10.9	Contribution Agreement by and among Stirling REIT OP, LP, Ashford Hospitality Limited Partnership and Ashford TRS Corporation, dated as of December 6, 2023, incorporated by reference to Exhibit 10.1 on Form 8-K (No. 001-31775) filed December 6, 2023
10.10	Lock-up Agreement between Ashford Hospitality Limited Partnership and Stirling REIT OP, LP, dated as of December 6, 2023, incorporated by reference to Exhibit 10.2 on Form 8-K (No. 001-31775) filed December 6, 2023
10.11	Lock-up Agreement between Ashford TRS Corporation and Stirling REIT OP, LP, dated as of December 6, 2023, incorporated by reference to Exhibit 10.3 on Form 8-K (No. 001-31775) filed December 6, 2023
10.12	Loan Agreement by and among Ashford Buford I LP, Ashford Jacksonville IV LP, Ashford Buford II LP and RI Manchester Hotel Partners, LP and Bank of America, N.A., dated as of November 16, 2023, incorporated by reference to Exhibit 10.12 on Form 10 (No. 000-56623) filed December 15, 2023
10.13	Consolidated, Renewal, Amended and Restated Promissory Note by Ashford Buford I LP, Ashford Jacksonville IV LP, Ashford Buford II LP and RI Manchester Hotel Partners, LP in favor of Bank of America, N.A., dated as of November 16, 2023, incorporated by reference to Exhibit 10.13 on Form 10 (No. 000-56623) filed December 15, 2023
10.14	Form Director Confidentiality Agreement, incorporated by reference to Exhibit 10.4 on Form 10 (No. 000-56623) filed December 15, 2023
14*	Stirling Hotels & Resorts, Inc. Code of Business Conduct and Ethics
21.1*	Subsidiaries of the Registrant
31.1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32.1**	Certification of the Chief Executive Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (In accordance with SEC Release 33-8212, this exhibit is being furnished, and is not being filed as part of this report or as a separate disclosure document, and is not being incorporated by reference into any Securities Act of 1933 registration statement.)
32.2**	Certification of the Chief Financial Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (In accordance with SEC Release 33-8212, this exhibit is being furnished, and is not being filed as part of this report or as a separate disclosure document, and is not being incorporated by reference into any Securities Act of 1933 registration statement.)
99.1	Share Repurchase Plan, incorporated by reference to Exhibit 99.1 on Form 10 (No. 000-56623) filed December 15, 2023

The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 are formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iii) Consolidated Statements of Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements. In accordance with Rule 402 of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the XBRL document	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*Submitted electronically with this report.*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.	*Submitted electronically with this report.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	*Submitted electronically with this report.*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.	*Submitted electronically with this report.*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.	*Submitted electronically with this report.*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	

_____

* Filed herewith.

** Furnished herewith.

† Management contract or compensatory plan or arrangement.

Item 16.   *Form 10-K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2025.

STIRLING HOTELS & RESORTS, INC.

By: */s/* MONTY J. BENNETT
Monty J. Bennett
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MONTY J. BENNETT Monty J. Bennett	Chief Executive Officer (Principal Executive Officer)	March 27, 2025
/s/ DERIC S. EUBANKS Deric S. Eubanks	President	March 27, 2025
/s/ STEPHEN ZSIGRAY Stephen Zsigray	Chief Financial Officer (Principal Financial Officer)	March 27, 2025
/s/ JUSTIN R. COE Justin R. Coe	Chief Accounting Officer (Principal Accounting Officer)	March 27, 2025
/s/ FREDERICK J. KLEISNER Frederick J. Kleisner	Chairman of the Board of Directors	March 27, 2025
/s/ MARK GOLDBERG Mark Goldberg	Director	March 27, 2025

Index to Financial Statements

Stirling Hotels & Resorts, Inc. and Subsidiaries

Audited Consolidated Financial Statements

Stirling REIT OP, LP and Subsidiaries

Audited Consolidated and Combined Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Stirling Hotels & Resorts, Inc.
Dallas, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stirling Hotels & Resorts, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended December 31, 2024 and the period from September 1, 2023 (date of inception) through December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and the period from September 1, 2023 (date of inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2023.

Dallas, Texas

March 27, 2025

	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ —	$ —
Distributions receivable	519	—
Investment in Stirling REIT OP, LP	123,367	24
Total assets	$ 123,886	$ 24
LIABILITIES AND EQUITY		
Dividends payable	$ 519	$ —
Total liabilities	519	—
Commitments and contingencies (note 7)		
Common stock - Class E shares, $0.01 par value per share, 100,000,000 shares authorized, 0 and 0 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Equity:		
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized, 0 and 0 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Common stock - Class D shares, $0.01 par value per share, 300,000,000 shares authorized, 20 and 0 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Common stock - Class I shares, $0.01 par value per share, 300,000,000 shares authorized, 4,930 and 1 share issued and outstanding at December 31, 2024 and December 31, 2023, respectively	49	—
Common stock - Class S shares, $0.01 par value per share, 300,000,000 shares authorized, 20 and 0 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Common stock - Class T shares, $0.01 par value per share, 300,000,000 shares authorized, 20 and 0 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Additional paid-in-capital	129,882	25
Accumulated deficit	(6,564)	(1)
Total equity	123,367	24
Total liabilities and equity	$ 123,886	$ 24

See accompanying notes to consolidated financial statements.

STIRLING HOTELS & RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024	Period From September 1, 2023 (date of inception) Through December 31, 2023
REVENUE		
Total revenue	$ —	$ —
EXPENSES		
Hotel operating expenses:		
Total operating expenses	—	—
Operating income (loss)	—	—
Equity in earnings (loss) of Stirling REIT OP, LP	(4,765)	(1)
Income (loss) before income taxes	(4,765)	(1)
Income tax (expense) benefit	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (4,765)	$ (1)
INCOME (LOSS) PER SHARE - BASIC AND DILUTED		
Basic:		
Net income (loss) attributable to common stockholders	$ (3.32)	$ (1.00)
Weighted average common shares outstanding – basic	1,434	1
Diluted:		
Net income (loss) attributable to common stockholders	$ (3.32)	$ (1.00)
Weighted average common shares outstanding – diluted	1,434	1

See accompanying notes to consolidated financial statements.

STIRLING HOTELS & RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2024	Period From September 1, 2023 (date of inception) Through December 31, 2023
Net income (loss)	$ (4,765)	$ (1)
Other comprehensive income (loss), net of tax:		
Total other comprehensive income (loss)	—	—
Comprehensive income (loss)	$ (4,765)	$ (1)

See accompanying notes to consolidated financial statements.

STIRLING HOTELS & RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock								Additional Paid-in Capital	Accumulated Deficit	Total
	Class D		Class I		Class S		Class T				
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at September 1, 2023 (date of inception)	—	$ —	—	$ —	—	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock	—	—	1	—	—	—	—	—	25	—	25
Dividends declared - common stock	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2023	—	$ —	1	$ —	—	$ —	—	$ —	$ 25	$ (1)	$ 24
Issuance of common stock	20	—	4,929	49	20	—	20	—	129,857	—	129,906
Dividends declared - common stock	—	—	—	—	—	—	—	—	—	(1,798)	(1,798)
Net income (loss)	—	—	—	—	—	—	—	—	—	(4,765)	(4,765)
Balance at December 31, 2024	20	$ —	4,930	$ 49	20	$ —	20	$ —	$ 129,882	$ (6,564)	$ 123,367

See accompanying notes to consolidated financial statements.

STIRLING HOTELS & RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024	Period From September 1, 2023 (date of inception) Through December 31, 2023
Cash Flows from Operating Activities		
Net income (loss)	$ (4,765)	$ (1)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Equity in (earnings) loss of unconsolidated entities	4,765	1
Distributions from Stirling OP	373	
Net cash provided by (used in) operating activities	373	—
Cash Flows from Investing Activities		
Investment in Stirling OP, LP	(129,000)	(25)
Net cash provided by (used in) investing activities	(129,000)	(25)
Cash Flows from Financing Activities		
Payments for dividends	(373)	—
Proceeds from issuance of common stock	129,000	25
Net cash provided by (used in) financing activities	128,627	25
Net increase (decrease) in cash, cash equivalents and restricted cash	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—
Cash, cash equivalents and restricted cash at end of period	$ —	$ —
Supplemental Cash Flow Information		
Interest paid	$ —	$ —
Income taxes paid (refunded)	—	—
Supplemental Disclosure of Non-Cash Investing and Financing Activities		
Non-cash dividends paid	$ 906	$ —
Dividends declared but not paid	519	—
Non-cash investment in Stirling OP, LP	906	—
Distributions receivable	519	—
Supplemental Disclosure of Cash, Cash Equivalents and Restricted Cash		
Cash and cash equivalents at beginning of period	$ —	$ —
Restricted cash at beginning of period	—	—
Cash, cash equivalents and restricted cash at beginning of period	$ —	$ —
Cash and cash equivalents at end of period	$ —	$ —
Restricted cash at end of period	—	—
Cash, cash equivalents and restricted cash at end of period	$ —	$ —

See accompanying notes to consolidated financial statements.

1. Organization

Stirling Hotels & Resorts, Inc. ("Stirling Inc." or the "Company") was formed on September 1, 2023 as a Maryland corporation and intends to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2025, and will make an election in 2026 upon filing its 2025 tax return. Substantially all of the Company's business is conducted through Stirling REIT OP, LP ("Stirling OP"), a Delaware limited partnership formed on September 26, 2023. The Company is the sole member of the sole general partner of Stirling OP and owns a non-economic general partner interest in Stirling OP. A wholly owned subsidiary of the Company is a limited partner of Stirling OP. Stirling REIT Special Limited Partner LLC (the "Special Limited Partner"), a Delaware limited partner, owns a special limited partner interest in Stirling OP. In addition, in order for the income from any hotel property investments to constitute "rents from real properties" for purposes of the gross income test required for REIT qualification, the Company will lease each hotel property to a subsidiary of Stirling OP, which we intend to be treated as a taxable REIT subsidiary, or TRS.

The Company was organized to invest primarily in a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales primarily located in the United States and operated under widely recognized brands. The Company and Stirling OP is externally managed by Stirling REIT Advisors LLC (the "Advisor"), an affiliate of Ashford Inc. ("Ashford"), the Company's sponsor.

On December 6, 2023, Stirling OP acquired four hotel properties and assumed a mortgage loan secured by the four hotel properties (the "Initial Portfolio") from Ashford Hospitality Limited Partnership ("Ashford Hospitality OP") and Ashford TRS Corporation ("Ashford Hospitality TRS," and together with Ashford Hospitality OP, the "Anchor Investor"), each a subsidiary of Ashford Hospitality Trust, Inc. ("Ashford Trust"), in exchange for Class I units of Stirling OP pursuant to the terms of the contribution agreement (the "Contribution Agreement"), by and among Stirling OP and the Anchor Investor. The gross contribution value was $56.2 million. Additionally, Stirling OP assumed a mortgage loan with a carrying value of $30.2 million. The acquisition also included $9.0 million of net working capital and reserves and was subject to customary post-closing adjustments resulting in a net contribution value of the Initial Portfolio of $35.0 million. Subsequent to December 31, 2023, estimated working capital and reserves were finalized resulting in the Anchor Investor returning 4,423 Class I units totaling approximately $111,000 to Stirling OP. The final net contribution value of the Initial Portfolio was $34.9 million.

The Company determined the acquisition of the Initial Portfolio resulted in Ashford Trust becoming the primary beneficiary of Stirling OP in contemplation of: 1) the related party group comprised of (i) Ashford Trust and (ii) the stockholders who have control over election or removal of the board of directors of the Company that have power to direct the most significant activities of Stirling OP; and 2) the consideration that substantially all the economics are held by Ashford Trust through its equity interest, and substantially all of the activities are performed on Ashford Trust's behalf. As a result, Ashford Trust began consolidating Stirling OP on December 6, 2023. As of December 31, 2024, Ashford Trust consolidated Stirling OP.

Pursuant to the Contribution Agreement, the Anchor Investor entered into a lock-up agreement with respect to its Class I units that restrict the assignment, sale, and transfer of the units for a period of one year following the closing of the transactions contemplated by the Contribution Agreement (the "Lock-Up Agreement"). In addition, pursuant to the Lock-Up Agreement, the Anchor Investor is prohibited from redeeming the Class I units for a period of three years following such closing. At the end of the three-year period, the Class I units may be redeemed pursuant to the terms of the Stirling OP Agreement and any Class I units converted to shares of the Company's Class I common stock may be repurchased by the Company pursuant to the terms and conditions of the Company's share repurchase plan. In addition, the Anchor Investor has agreed not to withdraw as a participant in the distribution reinvestment plan of Stirling OP, and thereby consents to receive any distributions payable on its Class I units in additional Class I units, through December 31, 2025.

Concurrently with entry into the Contribution Agreement, the Company, directly or through its wholly owned subsidiaries, entered into the Advisory Agreement, the Stirling OP Agreement, the Master Hotel Management Agreement and the Master Project Management Agreement, each as described in additional detail in note 4.

2. Capitalization

On September 5, 2023, the Company was capitalized with a $25 investment from its initial stockholder in exchange for the issuance of one share of the Company's common stock.

The Company is undertaking a continuous private offering to accredited investors, pursuant to which it will offer and sell up to $1,000,000,000 in shares of its common stock consisting of up to $900,000,000 in shares in the primary offering and up to $100,000,000 in shares pursuant to the distribution reinvestment plan (the "Offering"). The Company intends to sell any combination of four classes of shares of its common stock, Class T, Class S, Class D and Class I shares, with a dollar value up to the maximum offering amount. The share classes will have different upfront selling commissions, dealer manager fees and ongoing distribution fees. The purchase price per share for each class of common stock will vary and will generally equal the Company's prior month's net asset value ("NAV") per share, as calculated monthly, plus applicable upfront selling commissions and dealer manager fees.

The Company has authorized Class E shares for the Advisor and its affiliates for receipt in payment of the management fee and the distribution of the performance participation allocation. The Class E shares are not subject to any upfront selling commissions, dealer manager fees, distribution fees, management fees payable to the Advisor or the performance participation allocation to the Special Limited Partner. See note 4 for additional information on fees payable to the Advisor and its affiliates.

On December 4, 2023, the Company filed with the Maryland State Department of Assessments and Taxation the ("SDAT") Articles of Amendment and Restatement to provide that the Company has the authority to issue a total of 1,400,000,000 shares of capital stock, of which 1,300,000,000 shares are classified as common stock, of which 300,000,000 of which are classified as Class D common stock, 100,000,000 of which are classified as Class E common stock, 300,000,000 of which are classified as Class I common stock, 300,000,000 of which are classified as Class S common stock, 300,000,000 of which are classified as Class T common stock, and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, the sole share of common stock outstanding was reclassified as a Class I share of common stock. The Charter was effective upon filing.

The following table present sales of all classes of the Company's common stock:

| | Year Ended December 31, 2024 | | | | | | | | | |
| | Class D | | Class I | | Class S | | Class T | | Total | |
	Shares	Proceeds	Shares	Proceeds	Shares	Proceeds	Shares	Proceeds	Shares	Proceeds
Issuance of common stock [1]	19	$ 500	4,895	$ 127,500	19	$ 500	19	$ 500	4,952	$ 129,000

_____
[1] Exclusive of shares issued under the DRIP.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan whereby stockholders will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. If stockholders participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that they own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recently disclosed transaction price for such shares at the time of the record date of the distribution. Stockholders will not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the distribution reinvestment plan, but distribution fees will apply depending upon the class of shares purchased. Participants may terminate their participation in the distribution reinvestment plan with ten business days' prior written notice to us.

Share Repurchase Plan

Stockholders may request on a monthly basis that we repurchase all or any portion of their shares pursuant to our share repurchase plan. We are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, our ability to fulfill repurchase requests is subject to a number of limitations. As a result, share repurchases may not be available each month. Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last business day of that month (each such date, a "Repurchase Date"). Repurchases will be made at the transaction price in effect on the Repurchase Date, except that shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price (an "Early Repurchase Deduction"). The end of the one-year holding period will be measured as of the first business day immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their common units in Stirling OP may include the period of time such stockholder held such common units in Stirling OP for purposes of calculating the holding period for such shares of our common stock. The Early Repurchase Deduction may only be waived in the case of repurchase requests arising from the death or qualified disability of the holder and in other limited circumstances. We will begin share repurchases under the plan on the first month of the quarter following our first closing in the private offering. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.

The aggregate NAV of total repurchases (based on the price at which the shares are repurchased) of all classes (excluding any Early Repurchase Deduction applicable to the repurchased shares) is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis after we have repurchased all shares for which repurchase has been requested due to death or disability. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable. Shares held by our Advisor or the Special Limited Partner acquired as payment of our Advisor's management fee or in respect of distributions on the performance participation interest, respectively, will not be subject to our share repurchase plan, including with respect to any repurchase limits or the Early Repurchase Deduction and will not be included in the calculation of our aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases.

Declaration of Distributions

The following table details the aggregate distributions declared per share for each applicable class of stock for the year ended December 31, 2024:

	Year Ended December 31,					
	2024			**2023**		
	Gross Distributions	**Distribution Fee**	**Net Distributions**	**Gross Distributions**	**Distribution Fee**	**Net Distributions**
Class D Shares	$ 0.7294	$ 0.0380	$ 0.6914	$ —	$ —	$ —
Class I Shares	1.2504	—	1.2504	0.1042	—	0.1042
Class S Shares	0.7294	0.1291	0.6003	—	—	—
Class T Shares	0.7294	0.1291	0.6003	—	—	—
Class E Shares	1.2504	—	1.2504	—	—	—

3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statement includes the accounts of the Company and its subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates—The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less at the date of purchase. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure. The Company did not hold cash or cash equivalents as of December 31, 2024.

Investment in Stirling OP—Our investment in Stirling OP is accounted for under the equity method of accounting by recording the initial investment and our percentage of interest in the entities' net income/loss. We review the investments for impairment each reporting period pursuant to the applicable authoritative accounting guidance. An investment is impaired when its estimated fair value is less than the carrying amount of our investment. Any other-than-temporary impairment is recorded in "equity in earnings (loss) of unconsolidated entities" in the consolidated statements of operations. No such impairment was recorded for the period from September 1, 2023 (date of inception) through December 31, 2023 and the year ended December 31, 2024.

Our investment in Stirling OP is considered to be variable interest in the underlying entities. Each variable interest entity ("VIE"), as defined by authoritative accounting guidance, must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE's activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Because we do not have the power and financial responsibility to direct Stirling OP's activities and operations, we are not considered to be the primary beneficiary of Stirling OP on an ongoing basis and therefore Stirling OP is not consolidated.

Income Taxes—The Company is a taxable corporation for the year ended December 31, 2024. The Company intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code beginning with its taxable year ending December 31, 2025. Until that time, the Company will be subject to taxation at regular corporate rates under the Internal Revenue Code. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes 90% of its taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Organization and Offering Expenses—The Advisor has agreed to advance organization and offering expenses on behalf of the Company (including legal, accounting, and other expenses attributable to the organization, but excluding upfront selling commissions, dealer manager fees and distribution fees) through December 31, 2025. Pursuant to the Advisory Agreement, the Company will reimburse the Advisor for all such advanced expenses ratably over a 120 month period commencing January 1, 2026. As of December 31, 2024 and December 31, 2023, the Advisor and its affiliates have incurred organization and offering expenses on the Company's behalf of approximately $1.8 million and $2.1 million, respectively. These organization and offering expenses are not recorded in the accompanying financial statements because such costs are the responsibility of Stirling OP and are included in its balance sheet and statement of operations for the applicable periods. When recorded by the Company, organization expenses will be expensed as incurred, and offering expenses will be charged to stockholders' equity as such amounts will be reimbursed to the Advisor or its affiliates from the gross proceeds of the Offering. Any amount due to the Advisor but not paid will be recognized as a liability on the consolidated balance sheet.

Operating Expenses—Operating expenses incurred directly by the Company are expensed in the period incurred. The Advisor will advance on behalf of the Company certain of the Company's general and administrative expenses through December 31, 2025, at which point the Company will reimburse the Advisor for all such advanced expenses ratably over a 120 month period commencing January 1, 2026. These operating expenses are not recorded in the accompanying financial statements because such costs are the responsibility of Stirling OP and are included in its balance sheet and statement of operations for the applicable periods as such amounts will be reimbursed to the Advisor or its affiliates as described above.

Earnings Per Share—Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock and common stock equivalents outstanding (unless their effect is anti-dilutive) for the period.

Recently Issued Accounting Standards—In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 *Income Taxes (Topics 740): Improvements to Income Tax Disclosures* to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The amendments in this ASU may be applied prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or the amendments may be applied retrospectively by providing the revised disclosures for all periods presented. The adoption of this ASU is expected to only impact disclosures with respect to the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03*, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses* that requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the statement of operations.

In January 2025, the FASB issued ASU 2025-01 which amends the effective date of the new disaggregation of income statement expenses standard to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is still permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. We are currently evaluating the impact this ASU will have on our disclosures.

Recently Adopted Accounting Standards—In November 2023, the FASB issued ASU 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this standard effective for the year ended December 31, 2024. See note 8 to the Stirling Inc. consolidated financial statements.

4. Related Party Transactions

Certain affiliates of the Company, including the Advisor, will receive fees and compensation in connection with the offering and ongoing management of the assets of the Company.

Advisory Agreement—The Company entered into an advisory agreement (the "Advisory Agreement") with the Advisor. Pursuant to the advisory agreement between the Company, Stirling OP, Stirling TRS Corporation ("Stirling TRS"), a Delaware corporation and the Company's taxable REIT subsidiary, and the Advisor, the Advisor is responsible for sourcing, evaluating and monitoring the Company's investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Company's assets, in accordance with the Company's investment objectives, guidelines, policies and limitations, subject to oversight by the Company's board of directors.

The Advisor will be paid an annual management fee (payable monthly in arrears) of 1.25% of aggregate NAV represented by the Class T, Class S, Class D and Class I shares. Additionally, to the extent Stirling OP issues Class T, Class S, Class D or Class I operating partnership units to parties other than the Company, Stirling OP will pay the Advisor a management fee equal to 1.25% of the aggregate NAV of Stirling OP attributable to such Class T, Class S, Class D and Class I operating partnership units not held by the Company per annum payable monthly in arrears. No management fee will be paid with respect to Class E shares or Class E units of Stirling OP. The management fee is allocated on a class-specific basis and borne by all holders of the applicable class. The management fee will be paid, at the Advisor's election, in cash, Class E shares or Class E units of Stirling OP. If the Advisor elects to receive any portion of its management fee in Class E shares or Class E units of Stirling OP, the Company may be obligated to repurchase such Class E shares or Class E units from the Advisor at a later date. Such repurchases will be outside the Company's share repurchase plan and thus will not be subject to the repurchase limits of the share repurchase plan or any early repurchase deduction.

The Company does not intend to pay the Advisor any acquisition or other similar fees in connection with making investments. The Company will, however, reimburse the Advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate-related debt, whether or not such investments are acquired, and make payments to third parties in connection with making investments.

In addition to organization and offering expense and acquisition expense reimbursements, the Company will reimburse the Advisor for out-of-pocket costs and expenses it incurs in connection with the services it provides to the Company, including, but not limited to, (i) the actual cost of goods and services used by the Company and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments, (ii) expenses of managing and operating the Company's properties, whether payable to an affiliate or a non-affiliated person, and (iii) expenses related to personnel of the Advisor performing services for the Company other than those who provide investment advisory services or serve as executive officers of the Company.

Stirling OP Agreement—The Special Limited Partner holds a performance participation interest in Stirling OP that entitles it to receive an allocation from Stirling OP equal to 12.5% of the annual Total Return, subject to a 5% annual Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as will be defined in the limited partnership agreement of Stirling OP (the "Stirling OP Agreement")). Such allocation will be measured on a calendar basis, made quarterly and accrued monthly. Class E units of Stirling OP will not be subject to the performance participation allocation. Distributions on the performance participation interest may be payable in cash or Class E units at the election of the Special Limited Partner. To the extent that the Special Limited Partner elects to receive such distributions in Class E units, the Special Limited Partner may request that Stirling OP repurchase such Class E units for cash at the then-current NAV per unit. Repurchase requests for Class E units will not be subject to the one-year hold period provided for other limited partners.

Master Hotel Management Agreement—The Company, through Stirling TRS, entered into a master hotel management agreement (the "Master Hotel Management Agreement") with Remington Lodging & Hospitality, LLC ("Remington Hospitality"), a wholly owned subsidiary of Ashford, to provide hotel and restaurant management services for certain of the Company's hotels. For providing these services, Remington Hospitality will receive a monthly base fee on assets managed that is equal to the greater of (i) $17,320 (to be increased annually based on any increases in CPI over the preceding annual period) or (ii) 3% of a property's gross revenues. Remington Hospitality may also earn an incentive management fee that is equal to the lesser of (i) 1% of a hotel's gross revenues for each fiscal year and (ii) the amount by which the actual house profit exceeds the budgeted house profit determined on a property-by-property basis.

Master Project Management Agreement—The Company entered into a master project management agreement (the "Master Project Management Agreement") with Premier Project Management LLC ("Premier"), a subsidiary of Ashford, to provide design, construction, architecture, development or project management, procurement and other project-related services to the Company and its properties. For providing these services, Premier may earn a project management fee equal to 4% of the total project costs associated with the implementation of the capital improvement budget, an architecture fee that is 6.5% of the total construction costs, an interior design fee that is 6.0% of the purchase price of furniture, fixtures and equipment ("FFE"), a procurement fee of 8.0% of the purchase price of FFE (if the purchase price of such FFE exceeds $2,000,000 for a specific hotel in a calendar year, the procurement fee shall be reduced to 6.0% for all FFE purchased in excess of $2,000,000), a construction fee of 10% of the total construction costs (for projects without a general contractor), a freight expediting fee that is 8% of the cost of expediting FFE, a warehousing fee that is 8% of the cost of warehousing goods delivered to the job site and a development fee of 4% on the total project costs associated with a development project.

Dealer Manager Agreement—The Company entered into a Dealer Manager Agreement with the Dealer Manager. Under the terms of the Dealer Manager Agreement, the Dealer Manager serves as the dealer manager, and certain participating broker-dealers solicit capital, for our private offering of Class T shares, Class S shares, Class D shares and Class I shares.

The Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering; however such amounts may vary based on agreements between the Dealer Manager and certain selected dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager is entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, selected dealers.

On July 30, 2024, the Company entered into an Amended and Restated Dealer Manager Agreement (the "A&R Agreement") with the Dealer Manager to reflect that the distribution fee paid on the Company's Class T, Class S and Class D shares sold in its offering will cease when underwriting compensation paid by the Company reaches the 8.75% limit provided for in the A&R Agreement (or such lower limit as set forth in any applicable agreement between the Dealer Manager and a participating dealer at the time the shares were issued). Previously the limit was calculated irrespective of the source of funding for the fees.

On August 1, 2024, the Company filed Articles of Amendment with the Maryland State Department of Assessments and Taxation specifying that the limit at which Class T, Class S and Class D shares convert into an equivalent aggregate net asset value of Class I shares is determined based on upfront selling commissions, dealer manager fees and distribution fees paid by the Company. Previously the limit was calculated irrespective of the source of funding for the fees. The Articles of Amendment were effective upon filing.

No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class I shares or shares of any other class sold pursuant to our distribution reinvestment plan.

Miscellaneous Agreements—Pursuant to the terms of the Advisory Agreement, and provided that the Company has the right to control the decision of the award of the applicable contract, Remington Hospitality, Premier, and other affiliates of the Advisor have exclusive rights to provide the applicable products and services to the Company and Stirling OP.

5. Investment in Stirling REIT OP, LP

The following tables summarize the consolidated balance sheets and our investment in Stirling OP as of December 31, 2024 and December 31, 2023, and the consolidated and combined consolidated statements of operations and our equity in earnings (loss) of Stirling OP for the years ended December 31, 2024 and 2023:

Stirling REIT OP, LP
Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
Total Assets	$ 45,803,000	$ 47,845,000
Total Liabilities	36,557,000	33,452,000
Total partners' capital of Stirling REIT OP, LP	9,246,000	14,393,000
Total liabilities and partners' capital of Stirling REIT OP, LP	$ 45,803,000	$ 47,845,000
Our investment in Stirling REIT OP, LP	$ 123,367	$ 24

Stirling REIT OP, LP
Consolidated and Combined Consolidated Statements of Operations

	Year Ended December 31,	
	2024	**2023**
Total revenue	$ 16,373,000	$ 16,846,000
Total operating expenses	18,911,000	16,966,000
Operating income (loss)	(2,538,000)	(120,000)
Interest expense and amortization of loan costs	(2,929,000)	(1,665,000)
Write-off of loan costs	—	(144,000)
Interest income	102,000	3,000
Income tax (expense) benefit	8,000	(405,000)
Net income (loss)	$ (5,357,000)	$ (2,331,000)
Our equity in earnings (loss) of Stirling REIT OP, LP	$ (4,765)	$ (1)

6. Economic Dependency

The Company will be dependent on the Advisor and its affiliates for certain services that are essential to it, including the sale of the Company's shares of common stock, acquisition and disposition decisions, hotel management, and certain other responsibilities. In the event that the Advisor and its affiliates are unable to provide such services, the Company would be required to find alternative service providers.

7. Commitments and Contingencies

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2024, the Company was not subject to any material litigation nor was the Company aware of any material litigation threatened against it.

8. Segment Reporting

We operate in one reportable business segment within the hotel lodging industry: hotel investments. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The measure of segment profitability is total consolidated net income (loss) and the measure of segment assets is total consolidated assets.

9. Subsequent Events

On January 30, 2025, the Company's board of directors declared a distribution for the month January of $0.1042 per unit/ share, less certain expenses for outstanding OP unitholders and common stockholders of record as of the close of business on January 31, 2025, was paid on February 18, 2025.

On February 3, 2025, the Company issued and sold 1,885 shares of Class I common stock for gross proceeds of $50,000, based on the net asset value per share of the Class I common stock as of December 31, 2024, the proceeds of which were contributed to Stirling OP and, in exchange, Stirling OP issued 1,885 Class I common units to Stirling Inc.

On February 25, 2025, the Company's board of directors declared a distribution for the month of February of $0.1042 per unit/share, less certain expenses for outstanding OP unitholders and common stockholders of record as of the close of business on February 28, 2025, was paid on March 17, 2025.

On March 23, 2025, the Company's board of directors declared a distribution for the month of February of $0.1042 per unit/share, less certain expenses for outstanding OP unitholders and common stockholders of record as of the close of business on March 31, 2025, to be paid on April 15, 2025.

Financial Statements of Stirling REIT OP, LP

We account for the common units acquired in Stirling OP as an equity method investment during any period our investment in Stirling OP is not considered significant to Stirling OP and will consolidate Stirling OP at such time that our investment in Stirling OP is considered significant to Stirling OP (based on generally accepted accounting principles). We expect to invest our capital and all our offering proceeds in Stirling OP and hold no assets other than Stirling OP common units. We therefore expect to eventually consolidate Stirling OP. As such, we have included the audited consolidated and combined consolidated financial statements of Stirling OP as we believe these financial statements would be meaningful to investors, and subsequent invested capital will be significant to us.

Report of Independent Registered Public Accounting Firm

General Partner and Unitholders
Stirling REIT OP, LP
Dallas, Texas

Opinion on the Consolidated and Combined Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stirling REIT OP, LP (the "Company") as of December 31, 2024 and 2023, the related consolidated and combined consolidated statements of operations, comprehensive income (loss), partners' capital/parent net investment, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2023.

Dallas, Texas
March 27, 2025

STIRLING REIT OP, LP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2024		December 31, 2023	
ASSETS				
Investments in hotel properties, gross	$	64,634	$	60,306
Accumulated depreciation		(28,841)		(24,726)
Investments in hotel properties, net	$	35,793	$	35,580
Cash and cash equivalents		5,680		2,363
Restricted cash		923		7,957
Accounts receivable, net of allowance of $1 and $1, respectively		393		271
Inventories		4		5
Deferred costs, net		90		125
Prepaid expenses		260		111
Other assets		2,660		1,433
Total assets	$	45,803	$	47,845
LIABILITIES AND PARTNERS' CAPITAL				
Liabilities:				
Indebtedness, net	$	28,602	$	28,285
Accounts payable and accrued expenses		1,448		1,436
Accrued interest payable		221		221
Distributions payable		155		147
Due to Ashford Inc., net		5,997		2,447
Due to Ashford Trust, net		17		683
Due to related parties, net		95		123
Due to third-party hotel manager		22		110
Total liabilities		36,557		33,452
Commitments and contingencies (note 8)				
Partners' capital				
General Partner		—		—
Limited Partners		9,246		14,393
Total partners' capital		9,246		14,393
Total liabilities and partners' capital	$	45,803	$	47,845

See Notes to Consolidated and Combined Consolidated Financial Statements.

STIRLING REIT OP, LP AND SUBSIDIARIES
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
REVENUE			
Rooms	$ 16,109	$ 16,556	$ 15,685
Other hotel revenue	264	290	228
Total hotel revenue	16,373	16,846	15,913
EXPENSES			
Hotel operating expenses:			
Rooms	3,848	3,899	3,813
Other expenses	6,267	6,224	5,909
Management fees	736	727	687
Total hotel expenses	10,851	10,850	10,409
Property taxes, insurance and other	1,069	960	830
Depreciation and amortization	4,328	3,552	3,564
Advisory services fee	1,126	563	512
Corporate, general and administrative	1,537	1,041	101
Total operating expenses	18,911	16,966	15,416
OPERATING INCOME (LOSS)	(2,538)	(120)	497
Interest income	102	3	—
Interest expense and amortization of loan costs	(2,929)	(1,665)	(1,660)
Write-off of loan costs	—	(144)	—
INCOME (LOSS) BEFORE INCOME TAXES	(5,365)	(1,926)	(1,163)
Income tax (expense) benefit	8	(405)	(493)
NET INCOME (LOSS)	$ (5,357)	$ (2,331)	$ (1,656)

See Notes to Consolidated and Combined Consolidated Financial Statements.

STIRLING REIT OP, LP AND SUBSIDIARIES
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ (5,357)	$ (2,331)	$ (1,656)
Other comprehensive income (loss), net of tax:			
Total other comprehensive income (loss)	—	—	—
Comprehensive income (loss)	$ (5,357)	$ (2,331)	$ (1,656)

See Notes to Consolidated and Combined Consolidated Financial Statements.

STIRLING REIT OP, LP AND SUBSIDIARIES
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF
PARTNERS' CAPITAL/PARENT NET INVESTMENT
(in thousands)

	General Partner		Limited Partners		Parent Net Investment		Total	
Balance at December 31, 2021	$	—	$	—	$	2,921	$	2,921
Net income (loss)		—		—		(1,656)		(1,656)
Contributions from parent, net		—		—		1,079		1,079
Balance at December 31, 2022	$	—	$	—	$	2,344	$	2,344
Contributions from parent, net		—		—		14,327		14,327
Distributions declared		—		(147)		—		(147)
Contribution from Stirling REIT Advisors LLC		—		200		—		200
Net income (loss)		—		(1,184)		(1,147)		(2,331)
Contribution from parent in exchange for limited partner interest		—		15,524		(15,524)		—
Balance at December 31, 2023	$	—	$	14,393	$	—	$	14,393
Distributions declared		—		(1,811)		—		(1,811)
Equity-based compensation		—		92		—		92
Issuance of common units		—		1,929		—		1,929
Net income (loss)		—		(5,357)		—		(5,357)
Balance at December 31, 2024	$	—	$	9,246	$	—	$	9,246

See Notes to Consolidated and Combined Consolidated Financial Statements

STIRLING REIT OP, LP AND SUBSIDIARIES
CONSOLIDATED AND COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash Flows from Operating Activities			
Net income (loss)	$ (5,357)	$ (2,331)	$ (1,656)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,328	3,552	3,564
Bad debt expense	75	60	45
Amortization of loan costs and capitalized default interest and write-off of loan costs	317	118	(83)
Equity-based compensation	92	—	—
Changes in operating assets and liabilities:			
Accounts receivable and inventories	(196)	(90)	(16)
Prepaid expenses and other assets	(1,376)	5	(123)
Accounts payable and accrued expenses	570	(33)	215
Due to/from related parties	(28)	163	8
Due to third-party hotel manager	(88)	43	44
Due to Ashford Trust, net	(666)	683	—
Due to Ashford Inc., net	3,481	1,156	1
Net cash provided by (used in) operating activities	1,152	3,326	1,999
Cash Flows from Investing Activities			
Improvements and additions to hotel properties	(4,995)	(4,964)	(3,910)
Payments for initial franchise fees	—	(75)	—
Net cash provided by (used in) investing activities	(4,995)	(5,039)	(3,910)
Cash Flows from Financing Activities			
Borrowings on indebtedness	—	30,200	—
Repayments of indebtedness	—	(32,816)	(748)
Payments for loan costs	—	(2,107)	—
Payments for distributions	(3)	—	—
Proceeds from issuance of common units	129	—	—
Contributions from/(distributions to) parent	—	14,327	1,079
Contribution from Stirling REIT Advisors LLC	—	200	—
Net cash provided by (used in) financing activities	126	9,804	331
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,717)	8,091	(1,580)
Cash, cash equivalents and restricted cash at beginning of period	10,320	2,229	3,809
Cash, cash equivalents and restricted cash at end of period	$ 6,603	$ 10,320	$ 2,229
Supplemental Cash Flow Information			
Interest paid	$ 2,612	$ 1,525	$ 1,880
Income taxes paid (refunded)	40	353	504
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Accrued but unpaid capital expenditures	$ 193	$ 685	$ 272
Distributions declared but not paid	155	147	—
Non-cash issuance of common units	1,799	—	—
Supplemental Disclosure of Cash, Cash Equivalents and Restricted Cash			
Cash and cash equivalents at beginning of period	$ 2,363	$ 997	$ 996
Restricted cash at beginning of period	7,957	1,232	2,813
Cash, cash equivalents and restricted cash at beginning of period	$ 10,320	$ 2,229	$ 3,809
Cash and cash equivalents at end of period	$ 5,680	$ 2,363	$ 997
Restricted cash at end of period	923	7,957	1,232
Cash, cash equivalents and restricted cash at end of period	$ 6,603	$ 10,320	$ 2,229

See Notes to Consolidated and Combined Consolidated Financial Statements.

1. Organization and Description of Business

Stirling Hotels & Resorts, Inc. ("Stirling Inc.") was formed on September 1, 2023 as a Maryland corporation and intends to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2025. Substantially all of the Stirling Inc.'s business is conducted through Stirling REIT OP, LP ("Stirling OP" or the "Company"), a Delaware limited partnership formed on September 26, 2023. Stirling Inc. is the sole member of the sole general partner of Stirling OP and owns a non-economic general partnership interest in Stirling OP. Stirling REIT Special Limited Partner LLC (the "Special Limited Partner"), a Delaware limited partnership, owns a special limited partner interest in Stirling OP. In addition, in order for the income from any hotel property investments to constitute "rents from real properties" for purposes of the gross income test required for REIT qualification, Stirling Inc. will lease each hotel property to a subsidiary of Stirling OP, which Stirling Inc. intends to be treated as a taxable REIT subsidiary, or TRS.

Stirling Inc. was organized to invest primarily in a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales primarily located in the United States and operated under widely recognized brands. Stirling Inc. and Stirling OP are externally managed by Stirling REIT Advisors LLC ("Stirling Advisor" or the "Advisor"), an affiliate of Ashford Inc. ("Ashford"), Stirling Inc.'s sponsor. We do not have any employees. All of the services that might be provided by employees are provided to us by the Advisor.

On December 6, 2023, Stirling OP acquired four hotel properties and assumed a mortgage loan secured by the four hotel properties (the "Initial Portfolio") from Ashford Hospitality Limited Partnership ("Ashford Hospitality OP") and Ashford TRS Corporation ("Ashford Hospitality TRS," and together with Ashford Hospitality OP, the "Anchor Investor"), each a subsidiary of Ashford Hospitality Trust, Inc. ("Ashford Trust"), in exchange for Class I units of Stirling OP pursuant to the terms of the contribution agreement (the "Contribution Agreement"), by and among Stirling OP and the Anchor Investor. The contribution value was approximately $56.2 million. Additionally, Stirling OP assumed a mortgage loan with an estimated fair value of approximately $30.2 million. The acquisition also included $9.0 million of net working capital and reserves and was subject to customary post-closing adjustments resulting in a net contribution value of the Initial Portfolio of $35.0 million. Subsequent to December 31, 2023, estimated working capital and reserves were finalized resulting in Ashford Trust returning 4,423 Class I units totaling approximately $111,000 to Stirling OP. The final net contribution value of the Initial Portfolio was $34.9 million.

Stirling Inc. determined the acquisition of the Initial Portfolio resulted in Ashford Trust becoming the primary beneficiary of Stirling OP in contemplation of: 1) the related party group comprised of (i) Ashford Trust and (ii) the initial stockholder who has control over election or removal of the board of directors of Stirling Inc. that have power to direct the most significant activities of Stirling OP; and 2) the consideration that substantially all the economics are held by Ashford Trust through its equity interest, and substantially all of the activities are performed on Ashford Trust's behalf. As a result, Ashford Trust began consolidating Stirling OP as of December 6, 2023.

Pursuant to the Contribution Agreement, the Anchor Investor entered into a lock-up agreement with respect to its Class I units that restrict the assignment, sale, and transfer of the units for a period of one year following the closing of the transactions contemplated by the Contribution Agreement (the "Lock-Up Agreement"). In addition, pursuant to the Lock-Up Agreement, the Anchor Investor is prohibited from redeeming the Class I units for a period of three years following such closing. At the end of the three-year period, the Class I units may be redeemed pursuant to the terms of the Stirling OP Agreement and any Class I units converted to shares of Stirling Inc.'s Class I common stock may be repurchased by Stirling Inc. pursuant to the terms and conditions of Stirling Inc.'s share repurchase plan. In addition, the Anchor Investor has agreed not to withdraw as a participant in the distribution reinvestment plan of Stirling OP, and thereby consents to receive any distributions payable on its Class I units in additional Class I units, through December 31, 2025.

Concurrently with entry into the Contribution Agreement, Stirling Inc. and Stirling OP, directly or through its wholly owned subsidiaries, entered into the Advisory Agreement, the Stirling OP Agreement, the Master Hotel Management Agreement and the Master Project Management Agreement, each as described in additional detail in note 7.

Ashford also provides other products and services to us or our hotel properties through certain entities in which Ashford has an ownership interest. These products and services include, but are not limited to, hotel and restaurant management services; project management, architecture, construction, development, interior design and loss prevention services; debt placement and related services; audio visual, event production, venue, creative and digital services; real estate advisory and brokerage services; insurance services; air purification and hypoallergenic products and services; broker-dealer and distribution services; resort, ecotourism and destination services; and digital keyless entry technology products and services and cash management services.

On December 7, 2023, Stirling OP issued 8,000 Class E units at a price of $25.00 per unit to the Advisor in exchange for a cash contribution of $200,000.

For periods subsequent to December 6, 2023, the accompanying consolidated financial statements include the accounts of certain wholly owned subsidiaries of Stirling OP that own and operate four hotels in three states, which are all wholly owned hotel properties as of December 31, 2024. These hotels represent 405 rooms. As of December 31, 2024, the four hotel properties were leased by Stirling OP's indirect wholly owned subsidiaries that are treated as taxable REIT subsidiaries ("TRS") for federal income tax purposes. Each leased hotel is leased under a percentage lease that provides for each lessee to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any, based on hotel revenues. Lease revenue from the TRS is eliminated in combination and/or consolidation. Stirling OP does not operate any of its hotel properties directly; instead Stirling OP employs hotel management companies to operate them for Stirling OP under management contracts. Remington Lodging & Hospitality, LLC ("Remington Hospitality"), a subsidiary of Ashford, manages three of Stirling OP's four operating hotel properties and Crossroads Hospitality Management Company ("Crossroads") manages the remaining hotel property.

For periods prior to December 6, 2023, the accompanying combined consolidated financial statements include the accounts of the following subsidiaries of Ashford Trust:

1. Ashford Jacksonville IV LP
2. Ashford TRS Jacksonville IV LLC
3. Ashford Buford I LP
4. Ashford Buford II LP
5. Ashford Pool C3 GP LLC
6. Ashford Pool C3 Senior Mezz LLC
7. Ashford Pool C3 Junior Mezz LLC
8. Ashford Pool C3 Junior Holder LLC
9. Ashford TRS Pool C3 LLC
10. Ashford TRS Pool C3 Senior Mezz LLC
11. Ashford TRS Pool C3 Junior Mezz LLC
12. Ashford TRS Pool C3 Junior Holder LLC
13. RI Manchester Hotel Partners, L.P.
14. RI Manchester Tenant Corporation

Terms such as the "Company," "we," "us," or "our" refer to Stirling OP and all entities included in its consolidated and combined consolidated financial statements.

2. Significant Accounting Policies

Basis of Presentation and Principles of Combination and Consolidation—For the periods subsequent to the acquisition of the Initial Portfolio, the accompanying consolidated financial statements include the accounts of Stirling OP and its subsidiaries. These consolidated financial statements reflect the Company's acquisition of the Initial Portfolio using the historical basis for the related assets and liabilities due to the consolidation of the Company by Ashford Trust.

For periods prior to December 6, 2023, the date of the contribution of the Initial Portfolio, the accompanying historical combined consolidated financial statements of Initial Portfolio have been "carved out" of Ashford Trust's consolidated financial statements and reflect certain assumptions and allocations. These entities were under Ashford Trust's common control. The combined consolidated financial statements of the Initial Portfolio were prepared using the financial position and results of operations of the entities set forth above after adjustments for certain ownership related activities that have been historically accounted for by Ashford Trust. These ownership activities include mortgage indebtedness associated with the four hotels, debt related expenses and other owner related expenses. In addition, the combined consolidated statements of operations of the Initial Portfolio include allocations of advisory service fees and corporate general and administrative expenses from Ashford Trust, which in the opinion of management, are reasonable. The historical financial information is not necessarily indicative of the Company's future results of operations, financial position and cash flows subsequent to the contribution.

All significant intercompany accounts and transactions between consolidated and combined consolidated entities have been eliminated in these historical consolidated and combined consolidated financial statements.

Use of Estimates—The preparation of these consolidated and combined consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash—Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for furniture, fixtures and equipment ("FF&E") replacements of approximately 4% of property revenue for all hotels, as required by certain management or mortgage debt agreement restrictions and provisions.

Accounts Receivable—Accounts receivable consists primarily of hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed to be adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.

Inventories—Inventories, which primarily consist of gift store merchandise, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

Investments in Hotel Properties, net—Hotel properties are generally stated at cost. All improvements and additions that extend the useful life of the hotel properties are capitalized.

For property and equipment acquired in a business combination, we record the assets acquired based on their fair value as of the acquisition date. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Property and equipment acquired in an asset acquisition are recorded at cost. The acquisition cost in an asset acquisition is allocated to land, buildings, improvements, furniture, fixtures and equipment. Acquisition cost is allocated using relative fair values. We evaluate several factors, including weighted market data for similar assets, expected future cash flows discounted at risk adjusted rates, and replacement costs for assets to determine an appropriate exit cost when evaluating the fair values.

Impairment of Investments in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property's net book value exceeds its estimated fair value. In evaluating impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding periods, and expected useful lives. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. No impairment charges were recorded for the years ended December 31, 2024, 2023 and 2022.

Deferred Costs, net—Debt issuance costs associated with debt obligations are reflected as a direct reduction to the related debt obligation on our consolidated and combined consolidated balance sheets. Debt issuance costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Deferred franchise fees are amortized on a straight-line basis over the terms of the related franchise agreements and are presented as an asset on our consolidated and combined consolidated balance sheets. See note 10.

Due to/from Related Parties—Due to/from related parties represents current receivables and payables resulting from transactions related to hotel management with a related party. Due to/from related parties is generally settled within a period not exceeding one year.

Due to/from Ashford Inc.—Due to/from Ashford Inc. represents current receivables and payables resulting from the advisory services fee, including reimbursable expenses, other hotel products and services as well as start up and organization costs. Due to/from Ashford Inc. is generally settled within a period not exceeding one year, with the exception of the start up and organization costs that are payable over period of 120 months beginning January 1, 2026.

Due to Ashford Trust—Due to Ashford Trust represents current payables resulting from various costs, which were paid on our behalf by Ashford Trust. Due to/from Ashford Trust is generally settled within a period not exceeding one year.

Due to Third-Party Hotel Manager—Due to/from third-party hotel manager represents current receivables and payables resulting from transactions related to hotel management. Due to/from third-party hotel manager is generally settled within a period not exceeding one year.

Fair Value Hierarchy—For disclosure purposes, financial instruments, whether measured at fair value on a recurring or nonrecurring basis or not measured at fair value, are classified in a hierarchy consisting of three levels based on the observability of valuation inputs in the marketplace as discussed below:

- Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally are obtained from exchange or dealer markets.

- Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

Revenue Recognition—Rooms revenue represents revenue from the occupancy of our hotel rooms, which is driven by the occupancy and average daily rate charged. Rooms revenue includes revenue for guest no-shows, day use, and early/late departure fees. The contracts for room stays with customers are generally short in duration and revenues are recognized as services are provided over the course of the hotel stay. Advance deposits are recorded as liabilities when a customer or group of customers provides a deposit for a future stay at our hotels. Advance deposits are converted to revenue when the services are provided to the customer or when the customer with a noncancellable reservation fails to arrive for part or all of the reservation. Conversely, advance deposits are generally refundable upon guest cancellation of the related reservation within an established period of time prior to the reservation. Our advance deposit balance as of December 31, 2024 and 2023 was $28,000 and $17,000, respectively, and are generally recognized as revenue within a one-year period.

Other hotel revenue consists of ancillary revenue at the property, including attrition and cancellation fees, and other guest services. Cancellation fees are recognized from non-cancellable deposits when the customer provides notification of cancellation in accordance with established management policy time frames.

Taxes collected from customers and submitted to taxing authorities are not recorded in revenue.

Other Hotel Expenses—Other hotel expenses include Internet, telephone charges, guest laundry, valet parking, and hotel-level general and administrative, sales and marketing expenses, repairs and maintenance, franchise fees and utility costs. They are expensed as incurred.

Advertising Costs—Advertising costs are charged to expense as incurred. For the years ended December 31, 2024, 2023 and 2022, we incurred advertising costs of $232,000, $176,000 and $146,000, respectively. Advertising costs are included in "other" hotel expenses in the accompanying consolidated and combined consolidated statements of operations.

Depreciation and Amortization—Depreciation expense is based on the estimated useful life of the assets, while amortization expense for leasehold improvements are based on the shorter of the lease term or the estimated useful life of the related assets. Presently, hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 1.5 to 5 years for FF&E. While we believe our estimates are reasonable, a change in estimated useful lives could affect depreciation and amortization expense and net income (loss) as well as resulting gains or losses on potential hotel sales.

__Income Taxes__—As of December 31, 2024, the entities that operate our hotels are considered taxable corporations for U.S. federal, state and city income tax purposes. The entities that own our hotels are considered partnerships for federal income tax purposes. Partnerships are not subject to U.S. federal income tax on their income. Instead each of its partners is required to include in income its allocable share of the partnership's income. The states and cities where the partnerships operate generally follow the U.S. federal income tax treatment. Accordingly, we have not provided for income taxes for the partnerships.

In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. See note 11.

The "Income Taxes" topic of the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB") which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2020 through 2024 remain subject to potential examination by certain federal and state taxing authorities.

__Recently Issued Accounting Standards__—In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topics 740): Improvements to Income Tax Disclosures* to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The amendments in this ASU may be applied prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or the amendments may be applied retrospectively by providing the revised disclosures for all periods presented. As of December 31, 2024, the Company has not adopted this ASU. The adoption of this ASU is expected to only impact disclosures with respect to the Company's consolidated and combined financial statements.

In November 2024, the FASB issued ASU 2024-03*, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses* that requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the statement of operations.

In January 2025, the FASB issued ASU 2025-01 which amends the effective date of the new disaggregation of income statement expenses standard to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is still permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. We are currently evaluating the impact this ASU will have on our disclosures.

3. Revenue

The following tables present our revenue disaggregated by geographical area (dollars in thousands):

Primary Geographical Market	Year Ended December 31, 2024			
	Number of Hotels	Rooms	Other Hotel	Total
Atlanta, GA area	2	$ 7,574	$ 143	$ 7,717
Hartford, CT area	1	4,042	57	4,099
Jacksonville, FL area	1	4,493	64	4,557
Total	4	$ 16,109	$ 264	$ 16,373

| | Year Ended December 31, 2023 | | | |
Primary Geographical Market	Number of Hotels	Rooms	Other Hotel	Total
Atlanta, GA area	2	$ 7,854	$ 117	$ 7,971
Hartford, CT area	1	4,354	88	4,442
Jacksonville, FL area	1	4,348	85	4,433
Total	4	$ 16,556	$ 290	$ 16,846

| | Year Ended December 31, 2022 | | | |
Primary Geographical Market	Number of Hotels	Rooms	Other Hotel	Total
Atlanta, GA area	2	$ 6,884	$ 104	$ 6,988
Hartford, CT area	1	4,286	51	4,337
Jacksonville, FL area	1	4,515	73	4,588
Total	4	$ 15,685	$ 228	$ 15,913

4. Investments in Hotel Properties, net

Investments in hotel properties, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Land	$ 5,760	$ 5,760
Buildings and improvements	48,340	45,764
Furniture, fixtures and equipment	9,723	5,725
Construction in progress	811	3,057
Total cost	64,634	60,306
Accumulated depreciation	(28,841)	(24,726)
Investments in hotel properties, net	$ 35,793	$ 35,580

For the years ended December 31, 2024, 2023 and 2022, we recognized depreciation expense of approximately $4.3 million, $3.5 million and $3.5 million, respectively.

5. Indebtedness, net

Indebtedness consisted of the following (in thousands):

| | | | | December 31, 2024 | | December 31, 2023 | |
Indebtedness	Collateral	Maturity	Interest Rate	Debt Balance	Book Value of Collateral	Debt Balance	Book Value of Collateral
Mortgage loan	4 hotels	December 2028	8.51%	$ 30,200	35,793	$ 30,200	35,580
				30,200	$ 35,793	30,200	$ 35,580
Deferred loan costs, net				(1,598)		(1,915)	
Indebtedness, net				$ 28,602		$ 28,285	

Maturities of indebtedness as of December 31, 2024 for each of the five following years and thereafter are as follows (in thousands):

2025	$ —
2026	—
2027	—
2028	30,200
2029	—
Thereafter	—
Total	$ 30,200

The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of the consolidated group. Presently, our existing covenants are non-recourse. As of December 31, 2024, we were in compliance with all covenants related to our mortgage loan.

6. Summary of Fair Value of Financial Instruments

Determining estimated fair values of our financial instruments such as indebtedness requires considerable judgment to interpret market data. Market assumptions and/or estimation methodologies used may have a material effect on estimated fair value amounts. Accordingly, estimates presented are not necessarily indicative of amounts at which these instruments could be purchased, sold, or settled. Carrying amounts and estimated fair values of financial instruments, for periods indicated, were as follows (in thousands):

	December 31, 2024		December 31, 2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets not measured at fair value:				
Cash and cash equivalents	$ 5,680	$ 5,680	$ 2,363	$ 2,363
Restricted cash	923	923	7,957	7,957
Accounts receivable, net	393	393	271	271
Financial liabilities not measured at fair value:				
Indebtedness	$ 30,200	$ 30,812	$ 30,200	$ 28,476
Accounts payable and accrued expenses	1,448	1,448	1,436	1,436
Distributions payable	155	155	147	147
Due to Ashford Inc., net	5,997	5,997	2,447	2,447
Due to Ashford Trust, net	17	17	683	683
Due to related parties, net	95	95	123	123
Due to third-party hotel manager	22	22	110	110

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have original maturities of less than 90 days. The carrying value approximates fair value due to their short-term nature. This is considered a Level 1 valuation technique.

Accounts receivable, net, due to related parties, net, accounts payable and accrued expenses, due to Ashford Inc., net due to Ashford Trust, net and due to third-party hotel manager. The carrying values of these financial instruments approximate their fair values due to their short-term nature. This is considered a Level 1 valuation technique.

Indebtedness. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. Current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied and adjusted for credit spreads. Credit spreads take into consideration general market conditions, maturity, and collateral. We estimated the fair value of total indebtedness to be approximately 102.0% of the face value of $30.2 million at December 31, 2024 and approximately 94.3% of the face value of $30.2 million at December 31, 2023. These fair value estimates are considered a Level 2 valuation technique.

7. Related Party Transactions

Ashford Inc.

Advisory Agreement with Stirling OP

Stirling Advisor, a subsidiary of Ashford Inc., acts as the advisor to Stirling OP. The Advisory Agreement became effective on December 6, 2023. Mr. Monty J. Bennett, chief executive officer of Stirling Inc., serves as chairman of the board of directors and chief executive officer of Ashford Inc.

Stirling Advisor is paid an annual management fee (payable monthly in arrears) of 1.25% of aggregate NAV represented by the Class T, Class S, Class D and Class I shares of Stirling Inc. Additionally, to the extent Stirling OP issues Class T, Class S, Class D or Class I operating partnership units to parties other than Stirling Inc., Stirling OP will pay Stirling Advisor a management fee equal to 1.25% of the aggregate NAV of Stirling OP attributable to such Class T, Class S, Class D and Class I operating partnership units not held by Stirling Inc. per annum payable monthly in arrears. No management fee will be paid with respect to Class E shares of Stirling Inc. or Class E units of Stirling OP. The management fee is allocated on a class-specific basis and borne by all holders of the applicable class. The management fee will be paid, at Stirling Advisor's election, in cash, Class E shares of Stirling Inc. or Class E units of Stirling OP. If Stirling Advisor elects to receive any portion of its management fee in Class E shares or Class E units of Stirling OP, Stirling Inc. may be obligated to repurchase such Class E shares of Stirling Inc. or Class E units of Stirling OP from Stirling Advisor at a later date. Such repurchases will be outside Stirling Inc.'s share repurchase plan and thus will not be subject to the repurchase limits of the share repurchase plan or any early repurchase deduction.

Stirling OP does not intend to pay Stirling Advisor any acquisition or other similar fees in connection with making investments. Stirling OP will, however, reimburse Stirling Advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate related debt, whether or not such investments are acquired, and make payments to third parties in connection with making investments. In addition to organization and offering expense and acquisition expense reimbursements, Stirling OP will reimburse Stirling Advisor for out-of-pocket costs and expenses it incurs in connection with the services it provides to Stirling Inc., including, but not limited to, (i) the actual cost of goods and services used by Stirling OP and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments, (ii) expenses of managing and operating Stirling OP's properties, whether payable to an affiliate or a non-affiliated person, and (iii) expenses related to personnel of Stirling Advisor performing services for Stirling OP other than those who provide investment advisory services or serve as executive officers of Stirling Inc.

The following table summarizes the advisory services fees incurred (in thousands):

| | Year Ended December 31, | |
	2024	2023
Advisory services fee		
Base advisory fee	$ 478	$ 67
Reimbursable expenses [1]	194	10
Performance participation fee	454	—
Total advisory services fee	$ 1,126	$ 77

———————
[1] Reimbursable expenses include overhead, internal audit, risk management advisory and asset management services.

Advisory Agreement with Ashford Trust

Ashford LLC, a subsidiary of Ashford, acts as the Advisor to Ashford Trust. Mr. Monty J. Bennett, chairman of the board of directors of Ashford Trust, serves as chairman of the board of directors and chief executive officer of Ashford.

Under the Ashford Trust advisory agreement, Ashford Trust pays advisory fees to Ashford LLC. Advisory fees consist of base fees and incentive fees. Ashford Trust pays a monthly base fee in an amount equal to 1/12 of (i) 0.70% of the Total Market Capitalization (as defined in the advisory agreement) of Ashford Trust for the prior month, plus (ii) the Net Asset Fee Adjustment (as defined in the advisory agreement), if any, on the last day of the prior month during which the advisory agreement was in effect; provided, however in no event shall the Base Fee (as defined in the advisory agreement) for any month be less than the Minimum Base Fee as provided by the advisory agreement. Ashford Trust shall pay the Base Fee or the Minimum Base Fee (as defined in the advisory agreement) on the fifth business day of each month.

The Minimum Base Fee for Ashford Trust for each quarter is equal to the greater of:
(i) ninety percent (90%) of the base fee paid for the same month in the prior fiscal year; and
(ii) 1/12th of the G&A Ratio (as defined in the advisory agreement) for the most recently completed fiscal quarter multiplied by Ashford Trust's Total Market Capitalization.

Ashford Trust is also required to pay Ashford LLC an incentive fee that is measured annually (or for a stub period if the advisory agreement is terminated at other than year-end). In each year that Ashford Trust's total shareholder return exceeds the average total shareholder return for the peer group, Ashford Trust shall pay to Ashford LLC an incentive fee. The incentive fee, if any, subject to the Fixed Coverage Charge Ratio Condition (as defined in the advisory agreement), shall be payable in arrears in three equal annual installments.

Ashford Trust also reimburses Ashford LLC for certain reimbursable overhead and internal audit, risk management advisory and asset management services, as specified in the advisory agreement. Ashford Trust also records equity-based compensation expense for equity grants of common stock and LTIP units awarded to officers and employees of Ashford LLC in connection with providing advisory services.

The advisory service fee reflected in these combined consolidated financial statements through December 5, 2023, represents an allocation of the Ashford Trust advisory fee. The costs were allocated based on the pro rata share of our net investments in hotel properties in relation to Ashford Trust's net investments in hotel properties.

The following table summarizes the amount of allocated advisory services fees (in thousands):

	Year Ended December 31,	
	2023	2022
Advisory services fee		
Base advisory fee	$ 342	$ 357
Reimbursable expenses [1]	122	101
Equity-based compensation [2]	22	54
Total advisory services fee	$ 486	$ 512

_____

[1] Reimbursable expenses include overhead, internal audit, risk management advisory, asset management services and deferred cash awards.

[2] Equity-based compensation is associated with equity grants of Ashford Trust's common stock, LTIP units and Performance LTIP units awarded to officers and employees of Ashford LLC.

Pursuant to the Company's hotel management agreements with each hotel management company, the Company bears the economic burden for casualty insurance coverage. Under the advisory agreement, Ashford secures casualty insurance policies to cover Ashford Trust, Braemar Hotels & Resorts Inc. ("Braemar"), Stirling OP, their hotel managers, as needed, and Ashford. The total loss estimates included in such policies are based on the collective pool of risk exposures from each party. Ashford has managed the casualty insurance program and beginning in December 2023, Warwick Insurance Company ("Warwick"), a subsidiary of Ashford, provides and manages the general liability, workers' compensation and business automobile insurance policies within the casualty insurance program. Each year Ashford collects funds from Ashford Trust, Braemar, Stirling OP and their respective hotel management companies, to fund the casualty insurance program as needed, on an allocated basis.

Lismore

We engage Lismore or its subsidiaries to provide debt placement services and assist with loan modifications on our behalf. During the years ended December 31, 2024, 2023 and 2022, we made payments of $0, $506,000 and $0 to Lismore, respectively.

Design and Construction Services

Master Project Management Agreement—The Company entered into a master project management agreement (the "Master Project Management Agreement") with Premier Project Management LLC ("Premier"), a subsidiary of Ashford, to provide design, construction, architecture, development or project management, procurement and other project related services to the Company and its properties. For providing these services, Premier may earn a project management fee equal to 4% of the total project costs associated with the implementation of the capital improvement budget, an architecture fee that is 6.5% of the total construction costs, an interior design fee that is 6.0% of the purchase price of furniture, fixtures and equipment ("FFE"), a procurement fee of 8.0% of the purchase price of FFE (if the purchase price of such FFE exceeds $2,000,000 for a specific hotel in a calendar year, the procurement fee shall be reduced to 6.0% for all FFE purchased in excess of $2,000,000), a construction fee of 10% of the total construction costs (for projects without a general contractor), a freight expediting fee that is 8% of the cost of expediting FFE, a warehousing fee that is 8% of the cost of warehousing goods delivered to the job site and a development fee of 4% on the total project costs associated with a development project.

Hotel Management Services

At December 31, 2024, Remington Hospitality managed three of our four hotel properties.

Master Hotel Management Agreement—The Company, through Stirling TRS, entered into a master hotel management agreement (the "Master Hotel Management Agreement") with Remington Hospitality, a wholly owned subsidiary of Ashford, to provide hotel and restaurant management services for certain of the Company's hotels. For providing these services, Remington Hospitality will receive a monthly base fee on assets managed that is equal to the greater of (i) $17,320 (to be increased annually based on any increases in CPI over the preceding annual period) or (ii) 3% of a property's gross revenues. Remington Hospitality may also earn an incentive management fee that is equal to the lesser of (i) 1% of a hotel's gross revenues for each fiscal year and (ii) the amount by which the actual house profit exceeds the budgeted house profit determined on a property-by-property basis. Our hotel management agreement also require that we fund property-level operating costs including the hotel manager's payroll and related costs.

Summary of Transactions

In accordance with the advisory agreements, subsidiaries of Ashford Inc. have a right to provide products or services to our hotels, provided such transactions are evaluated and approved by Stirling Inc.'s independent directors. The following tables summarize the entities in which Ashford Inc. has an interest in provided products and services, the amounts recorded by us for those services and the applicable classification on our consolidated and combined consolidated financial statements (in thousands):

Company	Product or Service	Total	Year Ended December 31, 2024				
			Investments in Hotel Properties, net [1]	Other Hotel Revenue	Management Fees	Other Hotel Expenses	Property Taxes, Insurance and Other
Premier	Design and construction services	$ 494	$ 494	$ —	$ —	$ —	$ —
Warwick	Insurance related services	222	—	—	—	—	222
Remington Hospitality	Hotel management services [2]	925	—	—	697	228	—

Company	Product or Service	Total	Year Ended December 31, 2023					
			Investments in Hotel Properties, net [1]	Indebtedness, net [2]	Management Fees	Other Hotel Expenses	Advisory Expenses	Write-off of Premiums, Loan Costs and Exit Fees
Lismore Capital	services	$ 506	$ —	$ 406	$ —	$ —	$ —	$ 100
Premier	Design and construction services	1,466	1,415	—	—	—	51	—
Pure Wellness	Hypoallergenic premium rooms	29	—	—	—	29	—	—
Remington Hospitality	Hotel management services [3]	1,060	—	—	669	391	—	—

Company	Product or Service	Total	Year Ended December 31, 2022			
			Investments in Hotel Properties, net [1]	Other Hotel Revenue	Management Fees	Other Hotel Expenses
Premier	Design and construction services	$ 743	$ 743	$ —	$ —	$ —
Pure Wellness	Hypoallergenic premium rooms	17	—	—	—	17
Remington Hospitality	Hotel management services [2]	945	—	—	557	388

---

[1] Recorded in FF&E and depreciated over the estimated useful life.

[2] Other hotel expenses include incentive hotel management fees and other hotel management costs.

The following table summarizes amounts (due to) due from Ashford Inc. (in thousands):

Company	Product or Service	(Due to)/Due from Ashford Inc.	
		December 31, 2024	December 31, 2023
Stirling REIT Advisors LLC	Advisory services	$ (1,059)	$ (77)
Ashford LLC	Startup and ongoing operating expenses	(4,639)	(2,098)
Ashford LLC	Insurance related services	(174)	(122)
Premier	Design and construction services	(126)	(150)
Pure Wellness	Hypoallergenic premium rooms	1	—
		$ (5,997)	$ (2,447)

As of December 31, 2024 and December 31, 2023, we had a payable to Remington Hospitality of $95,000 and $123,000, included in "due to related parties, net, which was primarily related to hotel management fees.

As of December 31, 2024 and December 31, 2023, we had payable to Ashford Trust of approximately $17,000 and $683,000, respectively, related to various costs, which were paid on our behalf by Ashford Trust.

8. Commitments and Contingencies

Restricted Cash—Under certain management and debt agreements existing at December 31, 2024, escrow payments are required for insurance, real estate taxes, and debt service. In addition, for certain properties based on the terms of the underlying debt and management agreements, we escrow generally 4% of gross revenues for capital improvements. From time to time, we may work with our property managers and lenders in order to utilize lender and manager held reserves to fund operating shortfalls.

Franchise Fees—Under franchise agreements existing at December 31, 2024, we pay franchisor royalty fees between 4% and 6% of gross rooms revenue. Additionally, we pay fees for marketing, reservations, and other related activities aggregating between 3% and 4% of gross rooms revenue. These franchise agreements expire on varying dates between 2028 and 2035. When a franchise term expires, the franchisor has no obligation to renew the franchise. In addition, if we breach the franchise agreement and the franchisor terminates a franchise prior to its expiration date, we may be liable for up to three times the average annual fees incurred for that property.

The table below summarizes the franchise fees incurred (in thousands):

| | Year Ended December 31, | | |
Line Item	2024	2023	2022
Other hotel expenses	$ 1,548	$ 1,542	$ 1,448

Management Fees—Under hotel management agreements for our hotel properties existing at December 31, 2024, we pay monthly hotel management fees equal to the greater of approximately $17,320 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenues, or in some cases 3% of gross revenues, as well as annual incentive management fees, if applicable. These hotel management agreements expire from 2026 through 2031, including some with renewal options. If we terminate a hotel management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term and liquidated damages or, in certain circumstances, we may substitute a new management agreement. Our hotel management agreements also require that we fund property-level operating costs including the hotel manager's payroll and related costs.

Capital Commitments—At December 31, 2024, we had capital commitments of $339,000, including commitments that will be satisfied with insurance proceeds, relating to general capital improvements that are expected to be paid in the next twelve months.

Litigation—The Company is or may be a party to various legal proceedings that arise in the ordinary course of business. The Company is not currently involved in any litigation nor, to management's knowledge, is any litigation threatened against the Company where the outcome would, in management's judgment based on information currently available to the Company, have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Income Taxes—We and our subsidiaries will file income tax returns in the federal jurisdiction and various states. Tax years 2020 through 2024 remain subject to potential examination by certain federal and state taxing authorities.

9. Equity and Equity-Based Compensation

Declaration of Distributions—The following table details the aggregate distributions declared per share for each applicable unit class for the years ended December 31, 2024 and 2023:

| | Year Ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Gross Distributions	Distribution Fee	Net Distributions	Gross Distributions	Distribution Fee	Net Distributions
Class D units	$ 0.7294	$ 0.0380	$ 0.6914	$ —	$ —	$ —
Class I units	1.2504	—	1.2504	0.1042	—	0.1042
Class S units	0.7294	0.1291	0.6003	—	—	—
Class T units	0.7294	0.1291	0.6003	—	—	—
Class E units	1.2504	—	1.2504	—	—	—

Unit Issuances—The following table presents sales of all classes of the Company's common units:

| | Year Ended December 31, 2024 | | | | | | | | | |
| | Class D | | Class I | | Class S | | Class T | | Total | |
	Units	Proceeds	Units	Proceeds	Units	Proceeds	Units	Proceeds	Units	Proceeds
Issuance of common units [1]	19	$ 500	4,895	$ 127,500	19	$ 500	19	$ 500	4,952	$ 129,000

_____
[1] Exclusive of shares issued under the DRIP.

Equity-based Compensation—We incur equity-based compensation expense in connection with equity grants made to certain of Stirling Inc.'s independent directors, which vests over a period of one year. In February 2024, approximately 4,200 LTIP units were issued to independent directors with a fair value of approximately $105,000.

As of December 31, 2024, we have issued a total of approximately 4,200 LTIP units, none of which had reached full economic parity with, and are not convertible into, common units.

The following table presents compensation expense for LTIP units (in thousands):

Type	Line Item	Year Ended December 31, 2024
LTIP units	Corporate, general and administrative	$ 92

The unamortized cost of the unvested LTIP units of approximately $13,000 at December 31, 2024 will be expensed over a period of 0.1 year.

10. Deferred Costs, net

Deferred costs, net consist of the following (in thousands):

| | December 31, | |
	2024	2023
Deferred franchise fees	$ 159	$ 159
Accumulated amortization	(69)	(34)
Deferred costs, net	$ 90	$ 125

11. Income Taxes

Prior to December 6, 2023, the Company's financial statement income and taxable income have been "carved out" of Ashford Trust and prepared on a separate return basis. Three of the four hotel properties were leased by Ashford Trust's indirect wholly owned subsidiaries that are treated as taxable REIT subsidiaries ("TRS") for federal income tax purposes. One hotel property was owned by a TRS of Ashford Trust. As of December 31, 2024, all four of the hotel properties were owned by wholly owned subsidiaries of Stirling OP and leased to Stirling TRS.

For the period from January 1, 2023 through December 5, 2023, and for the year ended December 31, 2022, income tax expense has been calculated on a separate standalone basis and the results of the operations of these four hotel properties were included in the consolidated tax returns of various jurisdictions for a taxable subsidiary of Ashford Trust. For the period from December 6, 2023 through December 31, 2023 and for the year ended December 31, 2024, income tax expense has been computed for Stirling TRS, the entity that operates our four hotel properties. Income tax expense for the TRSs wholly-owned by a consolidated partnership, which were calculated on a separate standalone basis, have been included in the accompanying consolidated and combined consolidated financial statements at the same amounts included in Ashford Trust's consolidated financial statements.

Stirling TRS recognized net book income (loss) of $(801,000) for the year ended December 31, 2024 and Ashford Hospitality TRS recognized net book income (loss) related to the Initial Portfolio of $941,000 and $972,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table reconciles the income tax (expense) benefit of the TRS entities at applicable statutory rates to the actual income tax (expense) benefit recorded (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Income tax (expense) benefit of the TRS entities at federal statutory income tax rate of 21%	$ 168	$ (198)	$ (204)
State income tax (expense) benefit, net of U.S. federal income tax benefit	27	(40)	(31)
Permanent differences	—	(124)	—
Provision to return adjustment	8	—	(4)
Other	—	6	—
Valuation allowance	(195)	(49)	(254)
Total income tax (expense) benefit	$ 8	$ (405)	$ (493)

The components of income tax (expense) benefit are as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 8	$ (351)	$ (433)
State	—	(54)	(60)
Total income tax (expense) benefit	$ 8	$ (405)	$ (493)

For the years ended December 31, 2024, 2023 and 2022 income tax expense includes interest and penalties paid to taxing authorities of $0, $0 and $0, respectively. At December 31, 2024 and 2023, we determined that there were no material amounts to accrue for interest and penalties due to taxing authorities.

At December 31, 2024 and 2023, our deferred tax asset (liability) and related valuation allowance consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Federal and state net operating losses	$ 191	$ —
Accrued expenses	20	17
Other	1	—
Deferred tax asset	212	17
Valuation allowance	(212)	(17)
Net deferred tax asset	$ —	$ —

At December 31, 2024, we had TRS NOLs for U.S. federal income tax purposes of $800,000. As the NOLs were generated after December 31, 2017 they are not subject to expiration under the Tax Cuts and Jobs Act.

At December 31, 2024 and 2023, we maintained a valuation allowance of $212,000 and $17,000, respectively. At December 31, 2024 and 2023, we have reserved certain deferred tax assets of our TRS entities as we believe it is more likely than not that these deferred tax assets will not be realized. We considered all available evidence, both positive and negative. We concluded that the objectively verifiable negative evidence of a history of consolidated losses outweigh the positive evidence. We believe this treatment is appropriate considering the nature of the intercompany transactions and leases between the REIT and its subsidiaries and that the current level of taxable income at the TRS is primarily attributable to our current transfer pricing arrangements. Outside consultants prepared the transfer pricing studies supporting the rents from the leases. Outside consultants will continue to provide transfer pricing studies on any newly acquired properties. The intercompany rents are determined in accordance with the arms' length transfer pricing standard, taking into account the cost of ownership to the REIT among other factors. We do not recognize deferred tax assets and a valuation allowance for the REIT since the REIT distributes its taxable income as dividends to stockholders, and in turn, the stockholders incur income taxes on those dividends.

The following table summarizes the changes in the valuation allowance (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Balance at beginning of year	$ 17	$ 1,757	$ 1,532
Additions	195	—	225
Deductions	—	(1,740)	—
Balance at end of year	$ 212	$ 17	$ 1,757

12. Concentration of Risk

Our investments are primarily concentrated within the hotel industry. For the year ended December 31, 2024, the Atlanta, GA, Hartford, CT and Jacksonville, FL markets each generated greater than 10% of our total hotel revenue. All hotel properties securing our mortgage loan are located domestically as of December 31, 2024. Accordingly, adverse conditions in the hotel industry could have a material adverse effect on our operating and investment revenues and cash flows.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions that are in excess of the FDIC insurance limits of $250,000.

13. Subsequent Events

On January 30, 2025, the Stirling Inc. board of directors declared a distribution for the month of January of $0.1042 per unit/share, less certain expenses for outstanding Stirling OP unitholders and common stockholders of Stirling Inc. of record as of the close of business on January 31, 2025, paid on February 18, 2025.

On February 3, 2025, Stirling Inc. issued and sold 1,885 shares of Class I common stock for gross proceeds of $50,000, based on the net asset value per share of the Class I common stock as of December 31, 2024, the proceeds of which were contributed to Stirling OP and, in exchange, Stirling OP issued 1,885 Class I common units to Stirling Inc.

On February 25, 2025, the Stirling Inc. board of directors declared a distribution for the month of February of $0.1042 per unit/share, less certain expenses for outstanding Stirling OP unitholders and common stockholders of Stirling Inc. of record as of the close of business on February 28, 2025, paid on March 17, 2025.

On March 23, 2025, the Stirling Inc. board of directors declared a distribution for the month of March of $0.1042 per unit/ share, less certain expenses for outstanding Stirling OP unitholders and common stockholders of Stirling Inc. of record as of the close of business on March 31, 2025, to be paid on April 15, 2025.

Subsequent events for the reporting period ended December 31, 2024, were evaluated through March 27, 2025, the date the consolidated financial statements were available for issuance and there were no additional events to accrue or disclose.